Exhibit 99.5

James Hardie Industries plc
Consolidated Financial Statements
as of and for the Period Ended 31 March 2019

James Hardie Industries plc
Index

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of James Hardie Industries plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of James Hardie Industries plc (the Company) as of 31 March 2019 and 2018, and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity (deficit), and cash flows for each of the three years in the period ended 31 March 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at 31 March 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 31 March 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2008.
Irvine, California
21 May 2019

James Hardie Industries plc
Consolidated Balance Sheets

(Millions of US dollars)	31 March 2019	31 March 2018
Assets
Current assets:
Cash and cash equivalents	$78.7	$281.6
Restricted cash and cash equivalents	5.1	5.0
Restricted cash and cash equivalents - Asbestos	39.8	26.6
Restricted short-term investments - Asbestos	17.7	38.4
Accounts and other receivables, net of provision for doubtful trade debts of US$2.9 million and US$1.3 million as of 31 March 2019 and 31 March 2018	254.6	202.7
Inventories	317.4	255.7
Prepaid expenses and other current assets	31.3	25.4
Insurance receivable - Asbestos	7.5	5.1
Workers’ compensation - Asbestos	2.0	2.1
Total current assets	754.1	842.6
Property, plant and equipment, net	1,388.4	992.1
Goodwill	201.1	4.9
Intangible assets, net	174.4	12.3
Insurance receivable - Asbestos	43.7	52.8
Workers’ compensation - Asbestos	25.8	28.8
Deferred income taxes	1,092.9	29.9
Deferred income taxes - Asbestos	349.3	382.9
Other assets	2.9	4.7
Total assets	$4,032.6	$2,351.0
Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable and accrued liabilities	$255.5	$193.3
Accrued payroll and employee benefits	84.9	61.8
Accrued product warranties	6.8	7.3
Income taxes payable	13.4	3.2
Asbestos liability	110.5	114.1
Workers’ compensation - Asbestos	2.0	2.1
Other liabilities	9.9	12.8
Total current liabilities	483.0	394.6
Long-term debt	1,380.3	884.4
Deferred income taxes	80.4	66.4
Accrued product warranties	39.8	45.5
Income taxes payable	25.2	25.9
Asbestos liability	979.1	1,101.0
Workers’ compensation - Asbestos	25.8	28.8
Other liabilities	44.6	25.9
Total liabilities	3,058.2	2,572.5
Commitments and contingencies (Note 14)
Shareholders’ equity (deficit):
Common stock, Euro 0.59 par value, 2.0 billion shares authorized; 442,269,905 shares issued and outstanding at 31 March 2019 and 441,524,118 shares issued and outstanding at 31 March 2018	230.0	229.5
Additional paid-in capital	197.6	185.6
Accumulated equity (deficit)	577.1	(635.3)
Accumulated other comprehensive loss	(30.3)	(1.3)
Total shareholders’ equity (deficit)	974.4	(221.5)
Total liabilities and shareholders’ equity (deficit)	$4,032.6	$2,351.0

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Operations and Comprehensive Income

	Years Ended 31 March
(Millions of US dollars, except per share data)	2019	2018	2017
Net sales	$2,506.6	$2,054.5	$1,921.6
Cost of goods sold	(1,675.6)	(1,324.3)	(1,246.9)
Gross profit	831.0	730.2	674.7
Selling, general and administrative expenses	(403.6)	(311.3)	(291.6)
Research and development expenses	(37.9)	(33.3)	(30.3)
Asset impairments	(15.9)	—	—
Asbestos adjustments	(22.0)	(156.4)	40.4
Operating income	351.6	229.2	393.2
Interest expense, net of capitalized interest	(54.2)	(32.9)	(28.5)
Interest income	4.1	3.4	1.0
Loss on early debt extinguishment	(1.0)	(26.1)	—
Other income	0.1	0.7	1.3
Income before income taxes	300.6	174.3	367.0
Income tax expense	(71.8)	(28.2)	(90.5)
Net income	$228.8	$146.1	$276.5
Income per share:
Basic	$0.52	$0.33	$0.62
Diluted	$0.52	$0.33	$0.62
Weighted average common shares outstanding (Millions):
Basic	441.9	441.2	442.7
Diluted	443.0	442.3	443.9
Comprehensive income, net of tax:
Net income	$228.8	$146.1	$276.5
Cash flow hedges	(0.1)	—	—
Currency translation adjustments	(28.9)	0.9	(3.0)
Comprehensive income	$199.8	$147.0	$273.5

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Cash Flows

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
Cash Flows From Operating Activities
Net income	$228.8	$146.1	$276.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	119.4	92.0	83.2
Deferred income taxes	12.7	(76.8)	26.0
Stock-based compensation	12.5	11.1	9.3
Asbestos adjustments	22.0	156.4	(40.4)
Excess tax benefits from share-based awards	—	(0.8)	(3.0)
Asset impairments	15.9	—	—
Loss on early debt extinguishment	1.0	26.1	—
Other, net	16.3	12.6	15.0
Changes in operating assets and liabilities:
Accounts and other receivables	(18.1)	(2.0)	(28.4)
Inventories	(28.6)	(51.7)	(9.7)
Prepaid expenses and other assets	(1.7)	(2.8)	(2.1)
Insurance receivable - Asbestos	4.8	7.3	93.3
Accounts payable and accrued liabilities	(12.9)	14.2	39.6
Claims and handling costs paid - Asbestos	(108.8)	(104.4)	(91.8)
Income taxes payable	8.8	26.9	(2.7)
Other accrued liabilities	15.5	47.8	17.7
Net cash provided by operating activities	$287.6	$302.0	$382.5
Cash Flows From Investing Activities
Purchases of property, plant and equipment	$(301.1)	$(203.7)	$(101.9)
Proceeds from sale of property, plant and equipment	—	7.9	—
Capitalized interest	(5.4)	(4.8)	(2.0)
Acquisition of business, net of cash acquired	(558.7)	—	—
Acquisition of assets	—	—	(5.1)
Purchase of restricted short-term investments - Asbestos	(89.1)	(78.4)	—
Proceeds from restricted short-term investments - Asbestos	106.3	40.0	—
Net cash used in investing activities	$(848.0)	$(239.0)	$(109.0)
Cash Flows From Financing Activities
Proceeds from credit facilities	$230.0	$380.0	$395.0
Repayments of credit facilities	(180.0)	(455.0)	(410.0)
Proceeds from 364-day term loan facility	492.4	—	—
Repayments of 364-day term loan facility	(458.8)	—	—
Proceeds from senior unsecured notes	458.8	800.0	77.3
Debt issuance costs	(6.1)	(15.7)	(1.7)
Repayment of senior unsecured notes	—	(400.0)	—
Call redemption premium paid to note holders	—	(19.5)	—
Proceeds from issuance of shares	—	0.2	0.3
Excess tax benefits from share-based awards	—	—	3.0
Common stock repurchased and retired	—	—	(99.8)
Dividends paid	(172.1)	(177.5)	(176.8)
Proceeds from NSW Loan - Asbestos	—	—	77.0
Repayments of NSW Loan - Asbestos	—	(51.9)	(74.3)
Net cash provided by (used in) financing activities	$364.2	$60.6	$(210.0)
Effects of exchange rate changes on cash and cash equivalents, restricted cash and restricted cash - Asbestos	$6.6	$(3.2)	$0.2
Net (decrease) increase in cash and cash equivalents, restricted cash and restricted cash - Asbestos	(189.6)	120.4	63.7
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at beginning of period	313.2	192.8	129.1
Cash and cash equivalents, restricted cash and restricted cash - Asbestos at end of period	$123.6	$313.2	$192.8

Supplemental Disclosure of Cash Flow Activities
Cash paid during the year for interest	$57.0	$26.3	$26.2
Cash paid during the year for income taxes, net	$26.3	$49.1	$51.5
Cash paid to AICF	$103.0	$102.2	$91.1

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Consolidated Statements of Changes in Shareholders' Equity (Deficit)

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated (Deficit) Equity	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of 31 March 2016	$231.4	$164.4	$(621.8)	$—	$0.8	$(225.2)
Net income	—	—	276.5	—	—	276.5
Other comprehensive loss	—	—	—	—	(3.0)	(3.0)
Stock-based compensation	0.9	8.4	—	—	—	9.3
Tax benefit from stock options exercised	—	3.0	—	—	—	3.0
Equity awards exercised	—	0.3	—	—	—	0.3
Dividends declared	—	—	(173.3)	—	—	(173.3)
Treasury stock purchased	—	—	—	(99.8)	—	(99.8)
Treasury stock retired	(3.2)	(2.3)	(94.3)	99.8	—	—
Balances as of 31 March 2017	$229.1	$173.8	$(612.9)	$—	$(2.2)	$(212.2)
Net income	—	—	146.1	—	—	146.1
Other comprehensive income	—	—	—	—	0.9	0.9
Stock-based compensation	0.4	11.6	(0.9)	—	—	11.1
Equity awards exercised	—	0.2	—	—	—	0.2
Dividends declared	—	—	(167.6)	—	—	(167.6)
Balances as of 31 March 2018	$229.5	$185.6	$(635.3)	$—	$(1.3)	$(221.5)
Net income	—	—	228.8	—	—	228.8
Other comprehensive loss	—	—	—	—	(29.0)	(29.0)
Stock-based compensation	0.5	12.0	—	—	—	12.5
Adoption of ASU 2016-16	—	—	1,160.3	—	—	1,160.3
Dividends declared	—	—	(176.7)	—	—	(176.7)
Balances as of 31 March 2019	$230.0	$197.6	$577.1	$—	$(30.3)	$974.4

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries plc
Notes to Consolidated Financial Statements

1.  Background and Basis of Presentation
Nature of Operations
James Hardie Industries plc ("JHI plc") manufactures and sells fiber cement, fiber gypsum and cement-bonded building products for interior and exterior building construction applications, primarily in the United States, Australia, Europe, New Zealand, the Philippines and Canada. On 3 April 2018, JHI plc completed the acquisition of German-based XI (DL) Holdings GmbH (n/k/a James Hardie Europe Holdings 2) and its subsidiaries (including, but not limited to, Fermacell GmbH (n/k/a James Hardie Europe GmbH)) (collectively, "Fermacell"). Fermacell manufactures and sells fiber gypsum and cement-bonded building products primarily in continental Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI plc and its wholly-owned subsidiaries and variable interest entity (“VIE”). Unless the context indicates otherwise, JHI plc and its direct and indirect wholly-owned subsidiaries and VIE (as of the time relevant to the applicable reference) are collectively referred to as “James Hardie”, the “James Hardie Group” or the “Company”. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The US dollar is used as the reporting currency.
Reporting Segments
During the first quarter of fiscal year 2019, the Company changed its reportable operating segments in conjunction with how information is evaluated by the Chief Operating Decision Maker ("CODM") for the purpose of assessing segment performance and allocation of resources. The Company has revised its historical segment information at 31 March 2018 and for the years ended 31 March 2018 and 2017 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented. See Note 18 for further details on segment reporting.
2.  Summary of Significant Accounting Policies
Reclassifications
Within the consolidated balance sheet at 31 March 2018, the Company reclassified the Intangible Assets, Net and Goodwill balances of US$12.3 million and US$4.9 million, respectively, which were previously included in Other Assets, to conform to the current presentation.
Within the operating activities section of the consolidated statement of cash flows for the year ended 31 March 2017, the Company reclassified the change in the Income Tax Payable balance of US$2.7 million which was previously included within a change in Other Accrued Liabilities, and separated these costs in the change in Income Tax Payable line item, to conform to the current presentation.
The Company adopted Accounting Standards Update ("ASU") No. 2016-18 starting with the fiscal year beginning 1 April 2018, which required Restricted Cash and Restricted Cash - Asbestos to be included in the starting and ending cash balances on the consolidated statements of cash flows. See Recent Accounting Pronouncements later in this footnote for further details on this accounting standard update, including all reclassifications made to the consolidated statements of cash flows for the years ended 31 March 2018 and 2017.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Principles of Consolidation
The consolidated financial statements of the Company include the accounts of JHI plc, its wholly-owned subsidiaries and VIE. All intercompany balances and transactions have been eliminated in consolidation.
A VIE is an entity that is evaluated for consolidation using more than a simple analysis of voting control. The analysis is based on: (i) what party has the power to direct the most significant activities of the VIE that impact its economic performance; and (ii) what party has rights to receive benefits or is obligated to absorb losses that are significant to the VIE. The analysis of the party that consolidates a VIE is a continual assessment.
In February 2007, the Company’s shareholders approved the Amended and Restated Final Funding Agreement (the “AFFA”), an agreement pursuant to which the Company provides long-term funding to Asbestos Injuries Compensation Fund (“AICF”), a special purpose fund that provides compensation for the Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Former James Hardie Companies”)) are found liable. JHI plc owns 100% of James Hardie 117 Pty Ltd (the “Performing Subsidiary”), which, under the terms of the AFFA, has an obligation to make payments to AICF on an annual basis subject to the provisions of the AFFA. JHI plc guarantees the Performing Subsidiary’s obligation. Additionally, the Company appoints three AICF directors and the New South Wales (“NSW”) Government appoints two AICF directors.
Although the Company has no ownership interest in AICF, for financial reporting purposes, the Company consolidates AICF, which is a VIE as defined under US GAAP, due to its pecuniary and contractual interests in AICF as a result of the funding arrangements outlined in the AFFA. The Company’s consolidation of AICF results in AICF’s assets and liabilities being recorded on its consolidated balance sheets and AICF’s income and expense transactions being recorded in the consolidated statements of operations and comprehensive income. These items are Australian dollar-denominated and are subject to remeasurement into US dollars at each reporting date.
For the fiscal years ended 31 March 2019, 2018 and 2017, the Company did not provide financial or other support to AICF that it was not previously contractually required to provide.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Foreign Currency Translation/Remeasurement
All assets and liabilities are translated or remeasured into US dollars at current exchange rates while revenues and expenses are translated or remeasured at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders’ equity (deficit). Gains and losses arising from foreign currency transactions are recognized in income currently.
The Company has recorded on its balance sheet certain foreign assets and liabilities, including asbestos-related assets and liabilities under the terms of the AFFA, that are denominated in foreign currencies and

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

subject to translation (foreign entities) or remeasurement (AICF entity and Euro denominated debt) into US dollars at each reporting date. Unless otherwise noted, the Company converts foreign currency denominated assets and liabilities into US dollars at the spot rate at the end of the reporting period; while revenues and expenses are converted using an average exchange rate for the period. Gains or losses resulting from transactions denominated in foreign currencies are included in Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income, and may be offset by other transactions. The Company recorded a foreign exchange gain relating to its Euro denominated debt which was economically offset by a foreign exchange loss on loans between subsidiaries, resulting in a net translation gain of US$2.9 million for the year ended 31 March 2019, which was recorded in Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Restricted cash and cash equivalents generally relate to amounts subject to letters of credit with insurance companies, which restrict the cash from use for general corporate purposes.
Inventories
Inventories are valued at the lower of cost or net realizable value. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labor and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analyzing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory costs are adjusted to net realizable value, if necessary.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

Years
Buildings	10 to 50
Buildings Improvements	3 to 25
Leasehold Improvements	5 to 40
Machinery and Equipment	1 to 30
During the year ended 31 March 2019, the Company recorded impairment charges to Property, Plant and Equipment of US$9.1 million.
See Note 8 for additional information.
Depreciation and Amortization
The Company records depreciation and amortization under both Cost of goods sold and Selling, general and administrative expenses, depending on the asset’s business use. All depreciation and amortization related to plant building, machinery and equipment is recorded in Cost of goods sold.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Goodwill and Other Intangible Assets
Goodwill is the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired in various business combinations. Goodwill is not amortized but is tested at the reporting unit level for impairment annually, or more often if indicators of impairment exist. Factors that could cause an impairment in the future could include, but are not limited to, adverse macroeconomic conditions, deterioration in industry or market conditions, decline in revenue and cash flows or increases in costs and capital expenditures compared to projected results. A goodwill impairment charge is recorded for the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit. During the year ended 31 March 2019, the Company recorded a goodwill impairment charge of US$4.6 million in the Other Businesses segment due to the Company's decision to cease production of its fiberglass windows business. The Company did not record any goodwill impairment charges for the years ended 31 March 2018 and 2017.
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. The Company performs an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired. During the year ended 31 March 2019, the Company recorded total impairment charges on amortizable intangible assets of US$2.6 million. The Company did not record any intangible asset impairment charges for the years ended 31 March 2018 and 2017.
See Note 7 for additional information.
Impairment of Long-Lived Assets
Long-lived assets, such as property, plant and equipment, are evaluated each quarter for events or changes in circumstances that indicate that an asset might be impaired because the carrying amount of the asset may not be recoverable. These include, without limitation, a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used, a current period operating or cash flow loss combined with a history of operating or cash flow losses, a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group and/or a current expectation that it is more likely than not that a long lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.
When such indicators of potential impairment are identified, recoverability is tested by grouping long-lived assets that are used together and represent the lowest level for which cash flows are identifiable and distinct from the cash flows of other long-lived assets, which is typically at the production line or plant facility level, depending on the type of long-lived asset subject to an impairment review.
Recoverability is measured by a comparison of the carrying amount of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount exceeds the estimated undiscounted future cash flows, an impairment charge is recognized at the amount by which the carrying amount exceeds the estimated fair value of the asset group.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The methodology used to estimate the fair value of the asset group is based on a discounted cash flow analysis that considers the asset group’s highest and best use that would maximize the value of the asset group. In addition, the estimated fair value of an asset group also considers, to the extent practicable, a market participant’s expectations and assumptions in estimating the fair value of the asset group. If the estimated fair value of the asset group is less than the carrying value, an impairment loss is recognized at an amount equal to the excess of the carrying value over the estimated fair value of the asset group.
See Notes 7 and 8 for additional information.
Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, which includes the historical relationship of warranty costs to installed product at an estimated remediation cost per standard foot. Based on this analysis and other factors, the adequacy of the Company’s warranty provision is adjusted as necessary.
Debt
The Company’s debt consists of an unsecured revolving credit facility and senior unsecured notes. Each of the Company's debt instruments is recorded at cost, net of any original issue discount or premium, where applicable. The related original issue discount, premium and debt issuance costs are amortized over the term of each respective borrowing using the effective interest method. Debt is presented as current if the liability is due to be settled within 12 months after the balance sheet date, unless the Company has the ability and intention to refinance on a long term basis in accordance with US GAAP. Readers are referred to the discussion later in this footnote under Fair Value Measurements and Note 10 for the Company’s fair value considerations.
In addition, the Company consolidates AICF which has a loan facility. Readers are referred to the discussion later in this footnote under Asbestos-related Accounting Policies.
Revenue Recognition
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company records estimated reductions in sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management’s best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.
A portion of the Company’s revenue is made through distributors under a vendor managed inventory agreement whereby revenue is recognized upon the transfer of title and risk of loss to the distributors.
See Note 3 for additional information.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognized by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The realization of the US deferred tax assets is affected primarily by the continued profitability of the US business. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realized. Interest and penalties related to uncertain tax positions are recognized in Income tax expense on the consolidated statements of operations and comprehensive income. Readers are referred to Note 15 for further discussion of income taxes.
Financial Instruments
The Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.
Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Changes in the fair value of financial instruments that are not designated as hedges are recorded in earnings within Other income at each measurement date. The Company does not use derivatives for trading purposes. Readers are referred to Note 13 for further discussion on financial instruments.
Fair Value Measurements
Assets and liabilities of the Company that are carried or disclosed at fair value are classified in one of the following three categories:

Level 1	Quoted market prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date;

Level 2	Observable market-based inputs or unobservable inputs that are corroborated by market data for the asset or liability at the measurement date;

Level 3	Unobservable inputs that are not corroborated by market data used when there is minimal market activity for the asset or liability at the measurement date.

Fair value measurements of assets and liabilities are assigned a level within the fair value hierarchy based on the lowest level of any input that is significant to the fair value measurement in its entirety.
The carrying amounts of Cash and Cash Equivalents, Restricted cash and cash equivalents, Trade receivables, Trade payables and the Revolving Credit Facility approximates their respective fair values due to the short-term nature of these instruments.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Stock-based Compensation
Stock-based compensation expense represents the estimated fair value of equity-based and liability-classified awards granted to employees and is recognized as an expense over the vesting period. Stock-based compensation expense is included in the line item Selling, general and administrative expenses on the consolidated statements of operations and comprehensive income.
Equity awards with vesting based solely on a service condition are typically subject to graded vesting, in that the awards primarily vest 25% after the first year, 25% after the second year and 50% after the third year. For equity awards subject to graded vesting, the Company has elected to use the accelerated recognition method. Accordingly, each vesting tranche is valued separately, and the recognition of stock-based compensation expense is more heavily weighted earlier in the vesting period. Stock-based compensation expense for equity awards that are subject to performance or market vesting conditions are based upon an estimate of the number of awards that are expected to vest and typically recognized ratably over the vesting period. The Company issues new shares to award recipients when the vesting condition for restricted stock units (“RSU’s”) has been satisfied.
For RSU’s subject to a service vesting condition, the fair value is equal to the market value of the Company’s common stock on the date of grant, adjusted for the fair value of estimated dividends as the restricted stock holder is not entitled to dividends over the vesting period. For RSU’s subject to a scorecard performance vesting condition, the fair value is adjusted for changes in JHI plc’s common stock price at each balance sheet date until the end of the performance period. For RSU’s subject to a market vesting condition, the fair value is estimated using a Monte Carlo Simulation.
Compensation expense recognized for liability-classified awards is based upon an estimate of the number of awards that are expected to vest and on the fair market value of JHI plc’s common stock on the date of the grant. A corresponding liability is recorded and adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date.
Earnings Per Share
The Company discloses basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as stock options and RSUs, had been issued.
Basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Years Ended 31 March
(Millions of shares)	2019	2018	2017
Basic common shares outstanding	441.9	441.2	442.7
Dilutive effect of stock awards	1.1	1.1	1.2
Diluted common shares outstanding	443.0	442.3	443.9

(US dollars)	2019	2018	2017
Net income per share - basic	0.52	0.33	0.62
Net income per share - diluted	0.52	0.33	0.62

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

There were no potential common shares which would be considered anti-dilutive for the years ended 31 March 2019, 2018 and 2017.
Unless they are anti-dilutive, RSU’s which vest solely based on continued employment are considered to be outstanding as of their issuance date for purposes of computing diluted EPS and are included in the calculation of diluted EPS using the Treasury Method. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
RSU’s which vest based on performance or market conditions are considered contingent shares. At each reporting date prior to the end of the contingency period, the Company determines the number of contingently issuable shares to include in the diluted EPS calculation, as the number of shares that would be issuable under the terms of the RSU arrangement, if the end of the reporting period were the end of the contingency period. Once these RSU’s vest, they are included in the basic EPS calculation on a weighted-average basis.
Potential common shares of 2.2 million, 1.6 million and 1.8 million for the years ended 31 March 2019, 2018 and 2017, respectively, have been excluded from the calculation of diluted common shares outstanding as they are considered contingent shares which are not expected to vest.
Asbestos-related Accounting Policies
Asbestos Liability
The amount of the asbestos liability has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of projected future cash flows as calculated by KPMG Actuarial (“KPMGA”), who are engaged and appointed by AICF under the terms of the AFFA. Based on their assumptions, KPMGA arrived at a range of possible total future cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows projected by KPMGA to occur through 2072.
The Company recognizes the asbestos liability in the consolidated financial statements by reference to (but not exclusively based upon) the undiscounted and uninflated central estimate. The Company considered discounting when determining the best estimate under US GAAP. The Company has recognized the asbestos liability by reference to (but not exclusively based upon) the central estimate as undiscounted on the basis that the timing and amounts of such cash flows are not fixed or readily determinable. The Company considered inflation when determining the best estimate under US GAAP. It is the Company’s view that there are material uncertainties in estimating an appropriate rate of inflation over the extended period of the AFFA. The Company views the undiscounted and uninflated central estimate as the best estimate under US GAAP.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of AICF are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Claims paid by AICF and claims-handling costs incurred by AICF are treated as reductions in the Asbestos liability balances.
Insurance Receivable
The insurance receivable recorded by the Company has been recognized by reference to (but not exclusively based upon) the most recent actuarial estimate of recoveries expected from insurance policies and insurance companies with exposure to the asbestos claims, as calculated by KPMGA. The assessment of recoveries is based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated, however, where the timing of recoveries has been agreed with the insurer, the receivables are

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

recorded on a discounted basis. The Company records insurance receivables that are deemed probable of being realized.
Adjustments in the insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
An estimate of the liability related to workers’ compensation claims is prepared by KPMGA as part of the annual actuarial assessment. This estimate contains two components - amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Former James Hardie Companies.
The estimated liability is included as part of the asbestos liability and adjustments to the estimate are reflected in the consolidated statements of operations and comprehensive income during the period in which they occur. Amounts that are expected to be paid by the workers’ compensation schemes or policies are recorded as workers’ compensation receivable. Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations and comprehensive income.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of AICF. Since cash and cash equivalents are highly liquid, the Company classifies these amounts as a current asset on the consolidated balance sheets.
Restricted Short-Term Investments

Short-term investments of AICF consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded in the financial statements at fair value. The fair value of restricted short-term investments is based on quoted market prices using the specific identification method. Unrealized gains and losses on the fair value of these investments are included as a separate component of Accumulated other comprehensive loss. Realized gains and losses on short-term investments are recognized in Other income on the consolidated statements of operations and comprehensive income.
Short-Term Debt
AICF has access to a secured loan facility (the “AICF Loan Facility”) made available by the NSW Government, which can be used by AICF to fund the payment of asbestos claims and certain operating and legal costs of AICF and Former James Hardie Companies (together, the “Obligors”).
Interest accrues daily on amounts outstanding, is calculated based on a 365-day year and is payable monthly. AICF may, at its discretion, elect to accrue interest payable on amounts outstanding under the AICF Loan Facility on the date interest becomes due and payable.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Deferred Income Taxes
The Performing Subsidiary is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. Consequently, a deferred tax asset has been recognized equivalent to the anticipated tax benefit over the life of the AFFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Asbestos Adjustments
The Asbestos adjustments reflected in the consolidated statements of operations and comprehensive income reflect the net change in the actuarial estimate of the asbestos liability and insurance receivables, and the change in the estimate of AICF claims handling costs. Additionally, as the asbestos-related assets and liabilities are denominated in Australian dollars, the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet dates, the effect of which is also included in Asbestos adjustments in the consolidated statements of operations and comprehensive income.
Asbestos Impact on Statement of Cash Flows
Restricted cash and cash equivalents - Asbestos
The Restricted cash and cash equivalents held by AICF as recorded on the consolidated balance sheets was included in the total beginning and ending cash balance in the consolidated statements of cash flows. The movement in Restricted cash and cash equivalents - Asbestos was reflected in either the cash flows from operating activities, cash flows from investing activities or cash flows from financing activities sections of the consolidated statements of cash flows as described in detail below.
Asbestos Adjustments
The Asbestos adjustments as recorded on the consolidated statements of operations and comprehensive income (as described above) is presented as a reconciling item from net income to cash flows from operating activities in the consolidated statements of cash flows.
Asbestos Insurance Receivable
Proceeds from insurance claims by AICF are reflected in the cash flows from operating activities section of the consolidated statements of cash flows.
Asbestos Claims Paid
Asbestos claims paid by AICF are reflected in the cash flows from operating activities section of the consolidated statements of cash flows.
Restricted Short-Term Investments
Purchases or proceeds from short-term investments, made by AICF, are reflected in the cash flows from investing activities section of the consolidated statements of cash flows.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

AICF Loan Facility
Any drawings, repayments, or payments of accrued interest under the AICF Loan Facility, made by AICF, are reflected in the cash flows from financing activities section of the consolidated statements of cash flows.
Business combinations
The Company accounts for acquired businesses using the acquisition method of accounting. This method requires that the purchase price be allocated to the identifiable assets acquired and liabilities assumed at their estimated fair values at the date of acquisition. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill.
The fair values are determined by management, taking into consideration information supplied by management of the acquired entities, and other relevant information. Such information typically includes valuations obtained from independent appraisal experts, which management reviews and considers in its estimates of fair values. The valuations are generally based upon future cash flow projections for the acquired assets, discounted to present value. The determination of fair values requires significant judgment by management, particularly with respect to the value of identifiable intangible assets. This judgment could result in either a higher or lower value assigned to amortizable or depreciable assets. The impact could result in either higher or lower amortization and/or depreciation expense. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but due to the inherent uncertainty during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, which provides guidance requiring companies to recognize revenue depicting the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. ASU No. 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 was effective for annual reporting periods beginning after 15 December 2017, and interim periods within those years, with early adoption permitted for annual reporting periods beginning after 15 December 2016. The Company adopted ASU No. 2014-09 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2018 using a modified retrospective approach. As a result of adopting ASU No. 2014-09, the Company recorded no adjustment to the opening retained earnings as of 1 April 2018. The impact to revenues and related deferred revenue balances as a result of applying ASU No. 2014-09 was not material as of and for the year ended 31 March 2019. See Note 3 for further details.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In February 2016, the FASB issued ASU No. 2016-02, which provides guidance on the amount, timing, and uncertainty of cash flows arising from leases. The standard requires lessees to recognize lease assets and lease liabilities on the balance sheet and requires expanded disclosures about leasing arrangements. Lessor accounting will remain largely unchanged from current guidance, however ASU No. 2016-02 will provide improvements that are intended to align lessor accounting with the lessee model and with updated revenue recognition guidance. The amendments in ASU No. 2016-02 shall be applied on a modified retrospective basis, and are effective for fiscal years and interim periods within those years, beginning after 15 December 2018, with early adoption permitted. In July 2018, the FASB issued ASU No. 2018-11, which provided a second accepted transition method, which would allow companies to adopt the new lease standard as a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the period of adoption, rather than at the beginning of the earliest period presented. The Company is in process implementing this guidance, including obtaining copies of all active leases, extracting and documenting key components of each lease, educating and training key stakeholders on this new accounting guidance and performing steps to ensure the population of leases is complete. The Company will adopt ASU No. 2016-02 (and related clarifying guidance issued by the FASB) starting with the fiscal year beginning 1 April 2019, using the second modified retrospective transition method outlined in ASU No. 2018-11, and is currently evaluating the impact of the guidance on its consolidated financial statements.
In October 2016, the FASB issued ASU No. 2016-16, which requires entities to recognize the income tax consequences of intra-entity transfers of assets other than inventory when the transfer occurs. The amendments in ASU No. 2016-16 are effective for fiscal years and interim periods within those years, beginning after 15 December 2017, with early adoption permitted. The amendments in ASU No. 2016-16 shall be applied on a modified retrospective basis, wherein the beginning retained earnings in the period in which the guidance is adopted should include a cumulative-effect adjustment to reflect the effects of applying the new guidance. The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million, a decrease in other assets of US$4.5 million and a corresponding cumulative retained earnings adjustment of US$1,160.3 million, resulting from the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business and from other internal restructuring transactions undertaken in prior years. The internal restructuring implemented during the year ended 31 March 2018 resulted in the establishment of US ownership of certain of the Company’s fiber cement related trademarks, tradenames, patents, product and manufacturing technology and know-how, and other related intellectual property rights (collectively, intellectual property), owned and predominantly developed by one of the Company’s Irish subsidiaries, and represent the primary fiber cement business value drivers of which the Company’s US fiber cement business is a majority economic beneficiary. As a result of this internal restructure, the tax basis of this intellectual property was recognized at fair market value and is subject to amortization for US income tax purposes. The Company established a valuation allowance against the deferred tax asset for the intellectual property that has an indefinite life for US income tax purposes and is not subject to tax amortization.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In November 2016, the FASB issued ASU No. 2016-18, which requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The Company adopted ASU No. 2016-18 starting with the fiscal year beginning 1 April 2018 and the amendments in ASU No. 2016-18 were applied on a retrospective basis for each period presented. In accordance with disclosure requirements of this new accounting standard, the impact of adoption on the consolidated statements of cash flows was as follows:

	Year ended 31 March 2018
(Millions of US dollars)	As reported	ASU 2016-18 Adjustment	As adjusted
Cash and cash equivalents at the beginning of the period	$78.9	$113.9	$192.8
Cash and cash equivalents at the end of the period	281.6	31.6	313.2

Restricted cash - Asbestos	95.2	(95.2)	—
Payment to AICF	(102.2)	102.2	—
Asbestos liability	(104.4)	104.4	—
Asbestos claims paid	—	(104.4)	(104.4)
Net cash provided by operating activities	295.0	7.0	302.0
Purchase of investments - Asbestos	—	(78.4)	(78.4)
Proceeds from investments - Asbestos	—	40.0	40.0
Net cash used in investing activities	(200.6)	(38.4)	(239.0)
Repayments of NSW Loan - Asbestos	—	(51.9)	(51.9)
Net cash used in financing activities	112.5	(51.9)	60.6

Effects of exchange rate changes on cash	(4.2)	1.0	(3.2)

	Year ended 31 March 2017
(Millions of US dollars)	As reported	ASU 2016-18 Adjustment	As adjusted
Cash and cash equivalents at the beginning of the period	$107.1	$22.0	$129.1
Cash and cash equivalents at the end of the period	78.9	113.9	192.8

Restricted cash - Asbestos	0.9	(0.9)	—
Payment to AICF	(91.1)	91.1	—
Asbestos liability	(92.0)	92.0	—
Asbestos claims paid	—	(91.8)	(91.8)
Net cash provided by operating activities	292.1	90.4	382.5
Proceeds from NSW Loan - Asbestos	—	77.0	77.0
Repayments of NSW Loan - Asbestos	—	(74.3)	(74.3)
Net cash used in financing activities	(212.7)	2.7	(210.0)

Effects of exchange rate changes on cash	1.4	(1.2)	0.2

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In January 2017, the FASB issued ASU No. 2017-01, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of either assets or of businesses. The Company adopted ASU No. 2017-01 starting with the fiscal year beginning 1 April 2018 and the adoption of this standard did not have a material impact on the consolidated financial statements.
In January 2017, the FASB issued ASU No. 2017-04, which removes step 2 from the goodwill impairment test. Under the new guidance, if a reporting unit’s carrying amount exceeds it fair value, an entity will record an impairment charge based on that difference. The impairment charge will be limited to the amount of goodwill allocated to that reporting unit. The Company adopted ASU No. 2017-04 prospectively on 1 April 2018, and the adoption of this standard did not have a material impact on the consolidated financial statements.
In March 2018, the FASB issued ASU No. 2018-05, which provides the U.S. Securities and Exchange Commission Staff's guidance when preparing the initial accounting for the income tax effects of the US Tax Cuts and Jobs Act ("TCJ Act"), which was enacted on 22 December 2017. The staff guidance addresses the specific situation in which the initial accounting for certain income tax effects of the TCJ Act will not be complete at the time that financial statements are issued. ASU No. 2018-05 is effective for financial statements that include the reporting period in which the TCJ Act was enacted. Therefore, the Company implemented the guidance in ASU No. 2018-05 in its financial statements for the fiscal year ending 31 March 2018. The Company finalized the accounting for the effects of the TCJ Act during the quarter ended 31 December 2018, and recognized a discrete tax benefit of US$1.8 million as a result of additional guidance provided by the Internal Revenue Service in respect to the application of Internal Revenue Code Section 162 (m). The Company also recognized insignificant tax effects due to the finalization of the one-time transition tax, the re-measurement of deferred tax assets and liabilities, and other impacts of the TCJ Act.  The Company is electing to account for Global Intangible Low Tax Income in the year the tax is incurred.
In June 2018, the FASB issued ASU No. 2018-07, which expands the scope of Topic 718, Compensation-Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The amendments in this ASU are effective for fiscal years beginning after 15 December 2018, and interim periods within that fiscal year, with early adoption permitted. The Company adopted ASU No. 2018-07 prospectively on 1 January 2019, and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In July 2018, the FASB issued ASU No. 2018-09, which clarifies, corrects errors in, and makes minor improvements to a wide variety of topics in the Accounting Standards Codification ("ASC"). The transition and effective date of this guidance is based on the facts and circumstances of each amendment. Some of the amendments in ASU No. 2018-09 do not require transition guidance and were effective upon issuance of ASU No. 2018-09. The Company adopted these specific amendments during the three months ended 30 June 2018 and noted no material impact on its consolidated financial statements. However, many of the amendments do have transition guidance with effective dates for annual periods beginning after 15 December 2018. For these specific amendments, the Company will follow the specific transition guidance for each relevant amendment, and does not expect the adoption of these amendments to have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Change to the Disclosure Requirements for Fair Value Measurement. ASU No. 2018-13 modifies the disclosure requirements by adding, removing, and modifying certain required disclosures for fair value measurements for assets and liabilities disclosed within the fair value hierarchy. The amendments

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

in the ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after 15 December 2019, with early adoption permitted. The Company adopted ASU No. 2018-13 starting with fiscal year beginning 1 April 2018 and the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-15, which clarifies the accounting treatment for implementation costs incurred in a cloud computing arrangement that is a service contract. ASU No. 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The guidance provides criteria for determining which implementation costs to capitalize as an asset related to the service contract and which costs to expense. The amendments in ASU No. 2018-15 should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption, and are effective for fiscal years and interim periods within those years, beginning after 15 December 2019, with early adoption permitted. The Company adopted ASU No. 2018-15 on 1 July 2018 based on the prospective transition method, and the adoption of the standard did not have a material impact on the consolidated financial statements.
3. Revenues
The following represents the Company's disaggregated revenues for the years ended 31 March 2019, 2018 and 2017:

	Year Ended 31 March 2019
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,676.9	$446.8	$35.8	$—	$2,159.5
Fiber gypsum revenues	—	—	332.5	—	332.5
Other revenues	—	—	—	14.6	14.6
Total revenues	$1,676.9	$446.8	$368.3	$14.6	$2,506.6

	Year Ended 31 March 2018
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,578.1	$425.4	$36.3	$—	$2,039.8
Fiber gypsum revenues	—	—	—	—	—
Other revenues	—	—	—	14.7	14.7
Total revenues	$1,578.1	$425.4	$36.3	$14.7	$2,054.5

	Year Ended 31 March 2017
(Millions of US dollars)	North America Fiber Cement	Asia Pacific Fiber Cement	Europe Building Products	Other Businesses	Consolidated
Fiber cement revenues	$1,493.4	$370.6	$41.2	$—	$1,905.2
Fiber gypsum revenues	—	—	—	—	—
Other revenues	—	—	—	16.4	16.4
Total revenues	$1,493.4	$370.6	$41.2	$16.4	$1,921.6

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The process by which the Company recognizes revenues is similar across each of the Company's reportable segments and is described in further detail below. Fiber cement and fiber gypsum revenues are primarily generated from the sale of siding and various boards used in internal and external applications, as well as accessories. Fiber gypsum revenues also includes the sale of cement-bonded boards in the Europe Building Products segment. Other revenues in the Other Businesses segment are generated from the sale of fiberglass products and windows in North America.
The Company recognizes revenues when the requisite performance obligation has been met, that is, when the Company transfers control of its products to customers, which depending on the terms of the underlying contract, is generally upon delivery. The Company considers shipping and handling activities that it performs as activities to fulfill the sales of its products, with amounts billed for such costs included in net sales and the associated costs incurred for such services recorded in cost of sales, in accordance with the practical expedient provided by ASC 606.
Certain of the Company's customers receive discounts and rebates as sales incentives, amounts which are recorded as a reduction to revenue at the time the revenue is recognized. These amounts are an estimate recorded by the Company based on historical experience and contractual obligations, the underlying assumptions of which are periodically reviewed and adjusted by the Company as necessary.
The Company’s contracts are generally short-term in nature, generally not exceeding twelve months, with payment terms varying by the type and location of products or services offered; however, the period of time between invoicing and when payment is due is not significant.
4.  Cash and Cash Equivalents, Restricted Cash and Restricted Cash - Asbestos
The following table provides a reconciliation of Cash and cash equivalents, Restricted cash and Restricted cash - Asbestos reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	31 March
(Millions of US dollars)	2019	2018
Cash and cash equivalents	$78.7	$281.6
Restricted cash	5.1	5.0
Restricted cash - Asbestos	39.8	26.6
Total cash and cash equivalents, restricted cash and restricted cash - Asbestos	$123.6	$313.2
Included in Restricted cash is US$5.1 million and US$5.0 million related to an insurance policy at 31 March 2019 and 2018, respectively, which restricts the cash from general corporate purposes.
Included in Restricted cash - Asbestos is US$39.8 million and US$26.6 million at 31 March 2019 and 2018, respectively. The use of these assets is restricted to the settlement of asbestos claims and for the payment of the operating costs of AICF.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

5.  Accounts and Other Receivables
Accounts and other receivables consist of the following components:

	31 March
(Millions of US dollars)	2019	2018
Trade receivables	$245.5	$196.9
Other receivables and advances	12.0	7.1
Provision for doubtful trade debts	(2.9)	(1.3)
Total accounts and other receivables	$254.6	$202.7
The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis. A provision for doubtful trade debts is provided for known and estimated bad debts by analyzing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.
The following are changes in the provision for doubtful trade debts:

	31 March
(Millions of US dollars)	2019	2018	2017
Balance at beginning of period	$1.3	$0.9	$1.1
Adjustment to provision	2.8	0.6	(0.1)
Write-offs, net of recoveries	(1.2)	(0.2)	(0.1)
Balance at end of period	$2.9	$1.3	$0.9
6.  Inventories
Inventories consist of the following components:

	31 March
(Millions of US dollars)	2019	2018
Finished goods	$235.0	$190.3
Work-in-process	7.3	8.1
Raw materials and supplies	88.8	65.3
Provision for obsolete finished goods and raw materials	(13.7)	(8.0)
Total inventories	$317.4	$255.7
As of 31 March 2019 and 2018, US$32.9 million and US$30.2 million, respectively, of the Company’s finished goods inventory balance was held at vendor managed inventory locations.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

7. Goodwill and Other Intangible Assets
Intangible assets from acquired businesses are recognized at their estimated fair values at the date of acquisition and consist of trademarks, customer relationships and other intangible assets. Finite-lived intangibles are amortized to expense over the applicable useful lives, ranging from 2 to 13 years, based on the nature of the asset and the underlying pattern of economic benefit as reflected by future net cash inflows. The Company performs an impairment test of intangibles annually, or whenever events or changes in circumstances indicate their carrying value may be impaired.
Indefinite-Lived Intangible Assets
The following are the changes in the carrying value of indefinite-lived intangible assets for the year ended 31 March 2019:

(Millions of US dollars)	Goodwill[1]	Trade names[2]	Other[3]
Balance - 31 March 2018	$4.9	$—	$7.4
Acquired during the period	220.0	126.8	—
Impairment	(4.6)	—	—
Foreign exchange impact	(19.2)	(10.7)	—
Balance - 31 March 2019	$201.1	$116.1	$7.4
____________

1
At 31 March 2019, Goodwill of US$200.8 million and US$0.3 million was included in the Europe Building Products segment and Asia Pacific Fiber Cement segment, respectively. At 31 March 2018, Goodwill of US$4.6 million and US$0.3 million was included in the Other Businesses segment and the Asia Pacific Fiber Cement segment, respectively. During the year ended 31 March 2019, the Company recorded a US$4.6 million goodwill impairment charge in the Other Businesses segment due to the Company's decision to cease production of its fiberglass windows business. The Company did not record any goodwill impairment charges for the years ended 31 March 2018 and 2017.

2	Trade names are included in the Europe Building Products segment at 31 March 2019.

3	Other indefinite-lived intangible assets are included in the North America Fiber Cement segment at 31 March 2019 and 2018.
Amortizable Intangible Assets
The following are the changes in the carrying value of amortizable intangible assets primarily held in the Europe Building Products segment for the year ended 31 March 2019:

(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships:
Balance - 31 March 2018	$—	$—	$—
Acquired during the period	57.8	—	57.8
Amortization	—	(4.8)	(4.8)
Foreign exchange impact	(5.8)	0.5	(5.3)
Balance - 31 March 2019	$52.0	$(4.3)	$47.7

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

(Millions of US dollars)	Gross Carrying Amount	Accumulated Amortization and Impairment	Net Carrying Amount
Other intangibles:
Balance - 31 March 2018	$9.7	$(4.8)	$4.9
Acquired during the period	2.4	—	2.4
Amortization	—	(1.3)	(1.3)
Impairment	—	(2.6)	(2.6)
Foreign exchange impact	(0.3)	0.1	(0.2)
Balance - 31 March 2019	$11.8	$(8.6)	$3.2
The amortization of intangible assets was US$6.1 million, US$0.9 million and US$0.8 million for the years ended 31 March 2019, 2018 and 2017, respectively.
During the year ended 31 March 2019, the Company recorded total impairment charges on amortizable intangible assets of US$2.6 million. An impairment charge of US$2.2 million was recorded to the intangible assets associated with the Other Businesses segment due to the Company's decision to cease production of its fiberglass windows business in the second quarter of fiscal year 2019. Also, the Company made the decision to exit its MCT product line, and as such, recorded an impairment charge in the North America Fiber Cement segment of US$0.4 million on intangible assets associated with this product line. The Company did not record any intangible asset impairment charges for the years ended 31 March 2018 and 2017.
At 31 March 2019 and 2018, the weighted-average remaining useful life of the Company's amortizable intangible assets is as follows:

(In Years)	31 March 2019	31 March 2018
Customer Relationships	12.0	—
Other Intangibles	7.5	6.1
Total	11.7	6.1
At 31 March 2019, the estimated future amortization of intangible assets is as follows:

Years ended 31 March (Millions of US dollars):
2020	$3.2
2021	2.8
2022	3.6
2023	4.4
2024	4.7

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

8.  Property, Plant and Equipment
Property, plant and equipment consist of the following components:

(Millions of US dollars) Cost or valuation:	Land	Buildings	Machinery and Equipment	Construction in Progress [1]	Total
At 31 March 2017	$69.5	$344.5	$1,175.7	$56.6	$1,646.3
Additions [2]	—	7.9	83.8	126.1	217.8
Disposals[3]	(1.4)	(5.6)	(24.3)	(3.6)	(34.9)
Exchange differences	0.1	—	0.9	(0.2)	0.8
At 31 March 2018	$68.2	$346.8	$1,236.1	$178.9	$1,830.0
Additions	1.6	58.9	203.6	76.7	340.8
Acquisitions	19.2	44.1	159.5	7.5	230.3
Transfers[4]	—	(6.0)	2.2	(6.5)	(10.3)
Disposals[3]	(0.2)	(5.9)	(48.1)	(1.2)	(55.4)
Exchange differences	(5.0)	(5.1)	(45.7)	1.8	(54.0)
At 31 March 2019	$83.8	$432.8	$1,507.6	$257.2	$2,281.4

Accumulated depreciation:
At 31 March 2017	$—	$(128.0)	$(639.3)	$—	$(767.3)
Charge for the year	—	(11.3)	(77.6)	—	(88.9)
Disposals[3]	—	1.9	16.6	—	18.5
Exchange differences	—	—	(0.2)	—	(0.2)
At 31 March 2018	$—	$(137.4)	$(700.5)	$—	$(837.9)
Charge for the year	—	(14.6)	(95.0)	—	(109.6)
Transfers[4]	—	0.8	3.7	—	4.5
Disposals[3]	—	4.1	23.3	—	27.4
Exchange differences	—	3.2	19.4	—	22.6
At 31 March 2019	$—	$(143.9)	$(749.1)	$—	$(893.0)
Net book amount:
At 31 March 2018	$68.2	$209.4	$535.6	$178.9	$992.1
At 31 March 2019	$83.8	$288.9	$758.5	$257.2	$1,388.4
______________

1	Construction in progress is presented net of assets transferred into service.

2	Additions include US$5.4 million and US$4.8 million of capitalized interest for the years ended 31 March 2019 and 2018, respectively.

3
The US$28.0 million net book value of disposals in fiscal year 2019 includes US$13.7 million of usage of replacement parts, US$6.1 million of impairment due to the Company's decision to cease production of its fiberglass windows business, US$2.6 million of impairment related to the discontinuance of its MCT product line, US$0.4 million of impairment charges on individual assets and US$5.2 million of disposals of assets no longer in use. The US$16.4 million net book value of disposals in fiscal year 2018 includes US$13.9 million of usage of replacement parts and US$0.7 million of impairment charges on individual assets. The remaining net book value of disposals of US$1.8 million is related to the disposal of assets no longer in use.

4
Transfers include the net book value of Property, plant and equipment, net associated with our fiberglass windows business, which was classified as held for sale at 31 March 2019. This net book value of US$5.8 million was removed from Property, plant and equipment, net and was included in the Prepaid expenses and other current assets on the consolidated balance sheets at 31 March 2019.

Depreciation expense for the years ended 31 March 2019, 2018 and 2017 was US$109.6 million, US$88.9 million and US$80.3 million, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Impairment of Long-Lived Assets
The Company performs an asset impairment review on a quarterly basis in connection with its assessment of production capabilities and the Company’s ability to meet market demand.
During the years ended 31 March 2019, 2018 and 2017, the Company recorded total impairment charges on property, plant and equipment of US$9.1 million, US$0.7 million and US$0.5 million, respectively. An impairment charge of US$8.7 million was recorded during the year ended 31 March 2019 associated with the Company's decision to cease production of its fiberglass windows business and to discontinue its MCT product line, which is included in Asset impairments on the consolidated statements of operations and comprehensive income. Other impairment charges related to individual assets of US$0.4 million, US$0.7 million and US$0.5 million during years ended 31 March 2019, 2018 and 2017, respectively, were included in Cost of goods sold on the consolidated statements of operations and comprehensive income.
9.  Accounts Payable and Accrued Liabilities
Accounts payable and accrued liabilities consist of the following components:

	31 March
(Millions of US dollars)	2019	2018
Trade creditors	$142.4	$111.8
Accrued interest	8.8	12.5
Other creditors and accruals	104.3	69.0
Total accounts payable and accrued liabilities	$255.5	$193.3
10.  Long-Term Debt
At 31 March 2019, the Company held two forms of debt: an unsecured revolving credit facility and senior unsecured notes due 2025, 2026 and 2028. At 31 March 2018, the Company had three forms of debt: an unsecured revolving credit facility; a 364-day term loan facility (the "Term Loan Facility"); and senior unsecured notes due 2025 and 2028. The effective weighted average interest rate on the Company’s total debt was 4.4% and 4.7% at 31 March 2019 and 31 March 2018, respectively. The weighted average term of the unsecured revolving credit facility and senior unsecured notes, including undrawn facilities, was 6.3 years and 6.9 years at 31 March 2019 and 2018, respectively.
Unsecured Revolving Credit Facility
In December 2015, James Hardie International Finance Designated Activity Company (“JHIF”) and James Hardie Building Products Inc. (“JHBP”), each a wholly-owned subsidiary of JHI plc, entered into a US$500.0 million unsecured revolving credit facility (the “Revolving Credit Facility”) with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. The Revolving Credit Facility was initially set to expire in December 2020, however, in December 2017, the Revolving Credit Facility was amended to, among other things, extend the maturity date to December 2022. The size of the Revolving Credit Facility may be increased by up to US$250.0 million through the exercise of an accordion option.
Debt issuance costs in connection with the Revolving Credit Facility are recorded as an offset to Long-Term Debt in the Company’s consolidated balance sheets and are being amortized as interest expense using the effective interest method over the stated term of 5 years. At 31 March 2019 and 2018, the Company’s total debt issuance costs have an unamortized balance of US$2.6 million and US$3.3 million, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The amount drawn under the Revolving Credit Facility was US$150.0 million and US$100.0 million at 31 March 2019 and 2018, respectively.
The effective weighted average interest rate on the Company’s total outstanding Revolving Credit Facility was 4.3% and 3.2% at 31 March 2019 and 2018, respectively.
Borrowings under the Revolving Credit Facility bear interest at per annum rates equal to, at the borrower’s option, either: (i) the London Interbank Offered Rate (“LIBOR”) plus an applicable margin for LIBOR loans; or (ii) a base rate plus an applicable margin for base rate loans. The base rate is calculated as the highest of (x) the rate that the administrative agent announces from time to time as its prime lending rate, as in effect from time to time, (y) 1/2 of 1% in excess of the overnight Federal Funds Rate, and (z) LIBOR for an interest period of one month plus 1.00%. The applicable margin is calculated based on a pricing grid that in each case is linked to our consolidated net leverage ratio. For LIBOR Loans, the applicable margin ranges from 1.25% to 2.00%, and for base rate loans it ranges from 0.25% to 1.00%. The Company also pays a commitment fee of between 0.20% and 0.35% on the actual daily amount of the unutilized revolving loans. The applicable commitment fee percentage is based on a pricing grid linked to the Company’s consolidated net leverage ratio.
In the event that JHIF’s or James Hardie International Group Limited's ("JHIGL"), as applicable, long-term senior unsecured non-credit enhanced rating from each of Standard & Poor’s Ratings Services (“S&P”), and Moody’s Investors Service, Inc. (“Moody’s”) is at least BBB- from S&P, and at least Baa3 from Moody’s, at JHIF’s election, for new borrowings under the Revolving Credit Facility, an alternate applicable rate may be applied with respect to the commitment fee of 0.25% per annum and an alternative margin may be applied with respect to: (a) LIBOR Loans, 1.50%; and (b) base rate loans, 0.50%.
The Revolving Credit Facility is guaranteed by each of JHIGL and James Hardie Technology Limited ("JHTL"), each of which are wholly-owned subsidiaries of JHI plc.
The Revolving Credit Facility agreement contains certain covenants that, among other things, restrict JHIGL and its restricted subsidiaries’ ability to incur indebtedness and grant liens other than certain types of permitted indebtedness and permitted liens, make certain restricted payments, and undertake certain types of mergers or consolidations actions. In addition, the Company: (i) must not exceed a maximum ratio of net debt to earnings before interest, tax, depreciation and amortization, excluding all asbestos-related liabilities, assets, income, gains, losses and charges other than AICF payments, all AICF selling, general and administrative (“SG&A”) expenses, all Australian Securities and Investment Commission (“ASIC”)-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses and (ii) must meet or exceed a minimum ratio of earnings before interest, tax, depreciation and amortization to interest charges, excluding all income, expense and other profit and loss statement impacts of asbestos income, gains, losses and charges, all AICF SG&A expenses, all ASIC-related expenses, all recoveries and asset impairments, and all New Zealand product liability expenses. At 31 March 2019, the Company was in compliance with all covenants contained in the Revolving Credit Facility agreement.
Term Loan Facility
In December 2017, JHIF and JHBP entered into the Term Loan Facility with certain commercial banks and HSBC Bank USA, National Association, as administrative agent. On 3 April 2018, the Company drew €400.0 million (US$492.4 million based on the exchange rate on 3 April 2018) on this Term Loan Facility, and used these funds to complete the Fermacell acquisition. On 3 October 2018, JHIF repaid all €400.0 million aggregate principal amount and accrued interest of its Term Loan Facility following the completion of the sale of €400.0 million (US$458.8 million, based on the exchange rate at 3 October 2018) aggregate principal amount of 3.625% senior unsecured notes due 2026. In connection with this repayment, the Company

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

recorded a loss on early debt extinguishment of US$1.0 million during the year ended 31 March 2019 associated with the unamortized portion of the deferred financing fees.
2026 Senior Notes

In October 2018, JHIF completed the sale of €400.0 million (US$449.4 million, based on the exchange rate at 31 March 2019) aggregate principal amount of senior unsecured notes due 1 October 2026 (the “2026 Notes”). The 2026 Notes were issued at par and the proceeds from the offering were used to repay the outstanding borrowings under the Term Loan Facility, and to pay related transaction fees and expenses.
Debt issuance costs in connection with the 2026 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheet.
Debt issuance costs in connection with the 2026 Notes have an unamortized balance of US$5.7 million at 31 March 2019. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 8 years. Interest is payable semi-annually in arrears on 1 October and 1 April of each year at a rate of 3.625% with first payment made on 1 April 2019.

The 2026 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2026 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2019, the Company was in compliance with all of its requirements under the indenture related to the 2026 Notes.
The Company’s 2026 Notes have an estimated fair value of US$456.9 million (based on EUR/USD exchange rate at 31 March 2019) based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.
2023 Senior Notes
In February 2015, JHIF completed the sale of US$325.0 million aggregate principal amount of 5.875% senior unsecured notes due 15 February 2023.
In July 2016, JHIF completed the re-offering and sale of an additional US$75.0 million aggregate principal amount of its 5.875% senior notes due 2023. Following the completion of this re-offering, the aggregate principal amount of senior notes due in 2023 was US$400.0 million.
In December 2017, JHIF redeemed all US$400.0 million aggregate principal amount of its 5.875% senior notes due 2023. In connection with this redemption, the Company recorded a loss on early debt extinguishment of US$26.1 million during the year ended 31 March 2018, which included US$19.5 million of call redemption premiums and US$6.6 million of unamortized financing costs associated with these notes.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

2025 and 2028 Senior Notes

In December 2017, JHIF completed the sale of US$800.0 million aggregate principal amount of senior unsecured notes. The sale of the senior notes were issued at par with US$400.0 million due 15 January 2025 (the “2025 Notes”) and the remaining US$400.0 million due 15 January 2028 (the “2028 Notes”).
The proceeds from the offering were used for general corporate purposes, including funding the redemption of all US$400.0 million aggregate principal amount of its 2023 senior unsecured notes and the payment of related transaction fees and expenses, the repayment of outstanding borrowings under the Revolving Credit Facility and capital expenditures. The Company also used part of the net proceeds from this offering to finance a portion of the Fermacell acquisition. Refer to Note 20 for further details on the Fermacell acquisition.
Debt issuance costs in connection with the 2025 and 2028 Notes are recorded as an offset to Long-Term Debt on the Company’s consolidated balance sheets.

Debt issuance costs in connection with the 2025 Notes have an unamortized balance of US$5.2 million and US$6.1 million at 31 March 2019 and 2018, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 7 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 4.75% with first payment made on 15 July 2018.

Debt issuance costs in connection with the 2028 Notes have an unamortized balance of US$5.6 million and US$6.2 million at 31 March 2019 and 2018, respectively. The debt issuance costs are being amortized as interest expense using the effective interest method over the stated term of 10 years. Interest is payable semi-annually in arrears on 15 January and 15 July of each year at a rate of 5.00% with first payment made on 15 July 2018.
The 2025 and 2028 Notes are guaranteed by JHIGL, JHBP and JHTL, each of which are wholly-owned subsidiaries of JHI plc.

The indenture governing the 2025 and 2028 Notes contains covenants that, among other things, limit the ability of the guarantors and their restricted subsidiaries to incur liens on assets, make certain restricted payments, engage in certain sale and leaseback transactions and merge or consolidate with or into other companies. These covenants are subject to certain exceptions and qualifications as described in the indenture. At 31 March 2019, the Company was in compliance with all of its requirements under the indenture related to the 2025 and 2028 Notes.

The Company’s 2025 and 2028 Notes have an estimated fair value of US$774.0 million at 31 March 2019, based on the trading price observed in the market at or near the balance sheet date and are categorized as Level 1 within the fair value hierarchy.

Off Balance Sheet Arrangements
As of 31 March 2019, the Company had a total borrowing base capacity under the Revolving Credit Facility of US$500.0 million with outstanding borrowings of US$150.0 million, and US$9.5 million of drawn letters of credit and bank guarantees. These letters of credit and bank guarantees relate to various operational matters including insurance, performance bonds and other items, leaving the Company with US$340.5 million of available borrowing capacity under the Revolving Credit Facilities.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Global Exchange Market Listing
On 7 February 2019, the 2026 Notes of €400.0 million were admitted to listing on the Global Exchange Market (“GEM”) which is operated by Euronext Dublin. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax.
On 25 April 2018, the 2025 and 2028 Notes of US$800.0 million were admitted to listing on the GEM. Interest paid on the senior notes quoted on the GEM is not subject to Irish withholding tax. On 19 January 2018, the 5.875% senior notes due 2023 (issued on 10 February 2015 and redeemed in December 2017) were delisted from the GEM.
11.  Product Warranties
The Company offers various warranties on its products, including a 30-year limited warranty on certain fiber cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. It is possible that future warranty costs could differ from those estimates.
The following are the changes in the product warranty provision:

	31 March
(Millions of US dollars)	2019	2018	2017
Balance at beginning of period	$52.8	$46.6	$45.3
(Decrease) increase for product warranties accrual	(0.8)	13.1	17.0
Acquired during the period	0.5	—	—
Settlements made in cash or in kind	(5.9)	(6.9)	(15.7)
Balance at end of period	$46.6	$52.8	$46.6
12.  Asbestos
The AFFA was approved by shareholders in February 2007 to provide long-term funding to AICF. For a discussion of the AFFA and the accounting policies utilized by the Company related to the AFFA and AICF, see Note 2.
Asbestos Adjustments
The Asbestos adjustments included in the consolidated statements of operations and comprehensive income comprise the following:

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
Change in estimates:
Change in actuarial estimate - asbestos liability	$(73.8)	$(152.1)	$44.7
Change in actuarial estimate - insurance receivable	—	1.2	(8.2)
Change in estimate - AICF claims-handling costs	1.1	(0.5)	2.1
Subtotal - Change in estimates	(72.7)	(151.4)	38.6
Effect of foreign exchange on Asbestos net liabilities	49.5	(5.3)	2.8
(Loss) gain on foreign currency forward contracts	(0.8)	1.4	(1.0)
Adjustments in insurance receivable	2.0	—	—
Asbestos research and education contribution	—	(1.1)	—
Total Asbestos Adjustments	$(22.0)	$(156.4)	$40.4

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

In December 2017, the Company, AICF and the NSW Government executed an AFFA Amending Deed which in effect excludes the recovery of gratuitous services costs (colloquially referred to as Sullivan v Gordon damages) that arose following the promulgation of the Wrongs (Part VB) (Dust and Tobacco-Related Claims) Regulation 2016 by the State of Victoria. As a result of the amendment, AICF reduced the Asbestos liability by A$56.8 million (US$43.6 million based upon the exchange rate at 31 March 2018) in the third quarter of fiscal year 2018. This adjustment is reflected in Asbestos adjustments in the consolidated statements of operations and comprehensive income during the year ended 31 March 2018.
Actuarial Study; Claims Estimate
AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2019. Based on KPMGA’s assumptions, KPMGA arrived at a range of possible total cash flows and calculated a central estimate, which is intended to reflect a probability-weighted expected outcome of those actuarially estimated future cash flows.
The following table sets forth the central estimates, net of insurance recoveries, calculated by KPMGA as of 31 March 2019:

	Year Ended 31 March 2019
(Millions of US and Australian dollars, respectively)	US$	A$
Central Estimate – Discounted and Inflated	1,325.9	1,868.4
Central Estimate – Undiscounted but Inflated	1,574.3	2,218.5
Central Estimate – Undiscounted and Uninflated	993.3	1,399.8
The asbestos liability has been revised to reflect the most recent undiscounted and uninflated actuarial estimate prepared by KPMGA as of 31 March 2019.
In estimating the potential financial exposure, KPMGA has made a number of assumptions, including, but not limited to, assumptions related to the total number of claims that are reasonably estimated to be asserted through 2072, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type, the age of the claimant and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.
Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual liability could differ materially from that which is currently recorded.
The potential range of costs as estimated by KPMGA is affected by a number of variables such as nil settlement rates, peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defense and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims.
A sensitivity analysis performed by KPMGA to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. The sensitivity analysis performed in the actuarial report is specifically in regards to the discounted but inflated central estimate and the undiscounted but inflated central estimate. This analysis shows that

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

the discounted (but inflated) central estimates could be in a range of A$1.4 billion (US$1.0 billion) to A$3.1 billion (US$2.2 billion). The undiscounted (but inflated) estimates could be in a range of A$1.6 billion (US$1.1 billion) to A$3.9 billion (US$2.8 billion) as of 31 March 2019. The actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.
During fiscal year 2019, mesothelioma claims reporting activity was favorable compared to actuarial expectations and the prior corresponding period. One of the more significant assumptions is the estimated peak period of mesothelioma disease claims, which was assumed to have occurred during the period 1 April 2014 through 31 March 2017. In fiscal year 2018, KPMGA formed the view that the increases in the mesothelioma claims reporting seen in recent years was a permanent effect, and therefore increased the projected number of future mesothelioma claims at 31 March 2018. The revised KPMGA modeling approach for mesothelioma claims considered the claimant’s age which resulted in a higher number of projected claims, partially offset by a reduction in projected average claim size.
At 31 March 2019, KPMGA has formed the view that although the mix of claimants by age was slightly favorable relative to expectations, at this time it is too early to reflect changes to the valuation adjustments given that 2018/2019 was the first year of the new model. However, changes to the valuation assumptions may be necessary in future periods should mesothelioma claims reporting escalate or decline.
Potential variation in the estimated peak period of claims has an impact much greater than the other assumptions used to derive the discounted central estimate. In performing the sensitivity assessment of the estimated incidence pattern reporting for mesothelioma, if the pattern of incidence was shifted by two years, the central estimate could increase by approximately 19% on a discounted basis.
Claims Data
The following table shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	For the Years Ended 31 March
	2019	2018	2017	2016	2015
Number of open claims at beginning of period	336	352	426	494	466
Number of new claims	568	562	557	577	665
Number of closed claims	572	578	631	645	637
Number of open claims at end of period	332	336	352	426	494
Average settlement amount per settled claim	A$262,108	A$253,431	A$223,535	A$248,138	A$254,209
Average settlement amount per case closed	A$234,156	A$217,038	A$167,563	A$218,900	A$217,495

Average settlement amount per settled claim	US$191,236	US$196,093	US$168,300	US$182,763	US$222,619
Average settlement amount per case closed	US$170,842	US$167,934	US$126,158	US$161,229	US$190,468
Under the terms of the AFFA, the Company has rights of access to actuarial information produced for AICF by the actuary appointed by AICF, which is currently KPMGA. The Company’s disclosures with respect to claims statistics are subject to it obtaining such information, however, the AFFA does not provide the Company an express right to audit or otherwise require independent verification of such information or the methodologies to be adopted by the approved actuary. As such, the Company relies on the accuracy and completeness of the information provided by AICF to the approved actuary and the resulting information and analysis of the approved actuary when making disclosures with respect to claims statistics.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Asbestos-Related Assets and Liabilities
The Company has included on its consolidated balance sheets the asbestos-related assets and liabilities of AICF under the terms of the AFFA. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is referred to by the Company as the “Net AFFA Liability.”

	31 March
(Millions of US dollars)	2019	2018
Asbestos liability – current	$(110.5)	$(114.1)
Asbestos liability – non-current	(979.1)	(1,101.0)
Asbestos liability – Total	(1,089.6)	(1,215.1)
Insurance receivable – current	7.5	5.1
Insurance receivable – non-current	43.7	52.8
Insurance receivable – Total	51.2	57.9
Workers’ compensation asset – current	2.0	2.1
Workers’ compensation asset – non-current	25.8	28.8
Workers’ compensation liability – current	(2.0)	(2.1)
Workers’ compensation liability – non-current	(25.8)	(28.8)
Workers’ compensation – Total	—	—
Other net liabilities	(2.1)	(2.2)
Restricted cash and cash equivalents of AICF	39.8	26.6
Restricted short-term investments of AICF	17.7	38.4
Net Unfunded AFFA liability	$(983.0)	$(1,094.4)
Deferred income taxes – non-current	349.3	382.9
Income tax payable	25.3	21.1
Net Unfunded AFFA liability, net of tax	$(608.4)	$(690.4)

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is a detailed rollforward of the Net Unfunded AFFA liability, net of tax, for the year ended 31 March 2019:

(Millions of US dollars)	Asbestos Liability	Insurance Receivables	Restricted Cash and Investments	Other Assets and Liabilities	Net Unfunded AFFA Liability	Deferred Tax Assets	Income Tax Payable	Net Unfunded AFFA Liability, net of tax
Opening Balance - 31 March 2018	$(1,215.1)	$57.9	$65.0	$(2.2)	$(1,094.4)	$382.9	$21.1	$(690.4)
Asbestos claims paid[1]	107.6	—	(107.6)	—	—	—	—	—
Payment received in accordance with AFFA[2]	—	—	103.0	—	103.0	—	—	103.0
AICF claims-handling costs incurred (paid)	1.2	—	(1.2)	—	—	—	—	—
AICF operating costs paid - non claims-handling	—	—	(1.5)	—	(1.5)	—	—	(1.5)
Change in actuarial estimate	(73.9)	—	—	—	(73.9)	—	—	(73.9)
Change in claims handling cost estimate	1.1	—	—	—	1.1	—	—	1.1
Impact on deferred income tax due to change in actuarial estimate	—	—	—	—	—	21.2	—	21.2
Insurance recoveries	—	(2.5)	4.8	—	2.3	—	—	2.3
Movement in income tax payable	—	—	—	—	—	(26.0)	5.2	(20.8)
Other movements	—	—	1.6	—	1.6	(0.2)	(0.3)	1.1
Effect of foreign exchange	89.5	(4.2)	(6.6)	0.1	78.8	(28.6)	(0.7)	49.5
Closing Balance - 31 March 2019	$(1,089.6)	$51.2	$57.5	$(2.1)	$(983.0)	$349.3	$25.3	$(608.4)
____________

1	Claims paid of US$107.6 million reflects A$147.5 million converted at the average exchange rate for the period based on the assumption that these transactions occurred evenly throughout the period.

2
The payment received in accordance with AFFA of US$103.0 million reflects the US dollar equivalent of the A$138.4 million payment, translated at the exchange rate set five days before the day of payment.

AICF Funding
We anticipate that we will make a contribution of approximately US$100.9 million to AICF on 1 July 2019. This amount represents 35% of our free cash flow which is equivalent to our operating cash flows of US$287.6 million plus an adjustment of US$0.8 million, resulting in free cash flow of US$288.4 million for fiscal year 2019, as defined by the AFFA.

The following table summarizes the AICF contributions during the fiscal years 2019, 2018 and 2017:

Payment Date	Payment Amount A$ Millions	Payment Amount US$ Millions	Operating Cash flow US$ Millions	Free Cash Flow US$ Millions
2 July 2018	138.4	103.0	295.0	294.2
3 July 2017	135.1	102.2	292.1	292.1
1 July 2016	120.7	91.1	260.4	260.4

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Restricted Short-Term Investments
In July 2017, AICF invested A$100.0 million of its excess cash in time deposits. During the year ended 31 March 2018, A$50.0 million of these time deposits matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheet. During the year ended 31 March 2019, the remaining time deposits of A$50.0 million matured and were reclassified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheets.

In July 2018, AICF invested A$120.0 million of its excess cash in time deposits. During the year ended 31 March 2019, A$95.0 million of these time deposits matured and were classified to Restricted cash and cash equivalents - Asbestos on the consolidated balance sheet. The remaining time deposits of A$25.0 million (US$17.7 million, based on the exchange rate at 31 March 2019) bear a fixed interest rate of 2.5% and mature on 31 May 2019. These time deposits are reflected within Restricted short-term investments - Asbestos on the consolidated balance sheet as of 31 March 2019 and have been classified as available-for-sale. At 31 March 2019, AICF’s short-term investments were revalued resulting in a mark-to-market fair value adjustment of nil.
AICF – NSW Government Secured Loan Facility
AICF may borrow, subject to certain conditions, up to an aggregate amount of A$320.0 million (US$227.1 million, based on the exchange rate at 31 March 2019). The AICF Loan Facility is available to be drawn for the payment of claims through 1 November 2030, at which point, all outstanding borrowings must be repaid. Borrowings made under the AICF Loan Facility are classified as current, as AICF intends to repay the debt within one year.
At 31 March 2019 and 2018, AICF had an outstanding balance under the AICF Loan Facility of nil.
To the extent the NSW Government sources funding for the AICF Loan Facility from the Commonwealth of Australia (the “Commonwealth”), the interest rate on the AICF Loan Facility is calculated by reference to the cost of NSW’s borrowings from the Commonwealth for that purpose, being calculated with reference to the Commonwealth Treasury fixed coupon bond rate for a period determined as appropriate by the Commonwealth.
To the extent that NSW’s source of funding is not from the Commonwealth, the interest rate on drawings under the AICF Loan Facility is calculated as (i) during the period to (but excluding) 1 May 2020, a yield percent per annum calculated at the time of the first drawdown of the AICF Loan Facility by reference to the NSW Treasury Corporation’s 6% 1/05/2020 Benchmark Bonds, (ii) during the period after 1 May 2020, a yield percent per annum calculated by reference to NSW Treasury Corporation bonds on issue at that time and maturing in 2030, or (iii) in any case, if the relevant bonds are not on issue, a yield percent per annum in respect of such other source of funding for the AICF Loan Facility determined by the NSW Government in good faith to be used to replace those bonds, including any guarantee fee payable to the Commonwealth in respect of the bonds (where the bonds are guaranteed by the Commonwealth) or other source of funding.
Under the AICF Loan Facility, the Former James Hardie Companies each guarantee the payment of amounts owed by AICF and AICF’s performance of its obligations under the AICF Loan Facility. Each Obligor has granted the NSW Government a security interest in certain property including cash accounts, proceeds from insurance claims, payments remitted by the Company to AICF and contractual rights under certain documents including the AFFA. Each Obligor may not deal with the secured property until all amounts outstanding under the AICF Loan Facility are paid, except as permitted under the terms of the security interest.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Under the terms of the AICF Loan Facility, each Obligor must, upon receipt of proceeds from insurance claims and payments remitted by the Company under the AFFA, apply all of such proceeds in repayment of amounts owing under the AICF Loan Facility. NSW may, at its sole discretion, waive or postpone (in such manner and for such period as it determines) the requirement for the Obligors to apply proceeds of insurance claims and payments remitted by the Company to repay amounts owed under the AICF Loan Facility to ensure AICF has sufficient liquidity to meet its future cash flow needs.
The Obligors are subject to certain operating covenants under the AICF Loan Facility and the terms of the security interest, including, without limitation, (i) positive covenants relating to providing corporate reporting documents, providing particular notifications and complying with the terms of the AFFA, and (ii) negative covenants restricting them from voiding, cancelling, settling, or adversely affecting existing insurance policies, disposing of assets and granting security to secure any other financial indebtedness, other than in accordance with the terms and conditions of the AICF Loan Facility.
Upon an event of default, NSW may cancel the commitment and declare all amounts outstanding as immediately due and payable. The events of default include, without limitation, failure to pay or repay amounts due in accordance with the AICF Loan Facility, breach of covenants, misrepresentation, cross default by an Obligor and an adverse judgment (other than a personal asbestos or Marlew claim) against an Obligor.
13.  Derivative Instruments
Interest Rate Swaps
The fair value of interest rate swap contracts is calculated based on the fixed rate, notional principal, settlement date and present value of the future cash inflows and outflows based on the terms of the agreement and the future floating interest rates as determined by a future interest rate yield curve. The model used to value the interest rate swap contracts is based upon well recognized financial principles, and interest rate yield curves can be validated through readily observable data by external sources. Although readily observable data is used in the valuations, different valuation methodologies could have an effect on the estimated fair value. Accordingly, the interest rate swap contracts are categorized as Level 2 within the fair value hierarchy.
For interest rate swap contracts, the Company has agreed to pay fixed interest rates while receiving a floating interest rate. At 31 March 2019 and 2018, the Company had interest rate swap contracts with total notional principal of US$75.0 million and US$100.0 million, respectively.
At 31 March 2019, the weighted average fixed interest rate of these contracts is 2.2% and the weighted average remaining life is 0.8 years. These contracts have a fair value of US$0.3 million at 31 March 2019, and US$0.4 million at 31 March 2018, which are included in Accounts and other receivables. For the years ended 31 March 2019, 2018 and 2017, the Company included in Other income an unrealized gain of nil, US$1.5 million and US$2.6 million, respectively, on interest rate swap contracts. Also included in Other income for the years ended 31 March 2019, 2018 and 2017 was a realized gain on interest rate swap contracts of US$0.1 million, a realized loss of US$0.8 million and a realized loss US$1.3 million, respectively.
Foreign Currency Forward Contracts
The Company’s foreign currency forward contracts are valued using models that maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and are categorized as Level 2 within the fair value hierarchy. At 31 March 2019, the Company did not have any foreign currency forward contracts.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

For the years ended 31 March 2019 and 2018, the forward contracts not designated as a cash flow hedging arrangement had an unrealized gain of nil.
The notional amount of interest rate swap contracts and foreign currency forward contracts represents the basis upon which payments are calculated and are reported on a net basis when a legal and enforceable right of set-off exists. The following table sets forth the total outstanding notional amount and the fair value of the Company’s derivative instruments held at 31 March 2019 and 2018.

			Fair Value as of
(Millions of US dollars)	Notional Amount		31 March 2019		31 March 2018
	31 March 2019	31 March 2018	Assets	Liabilities	Assets	Liabilities
Derivatives not accounted for as hedges
Interest rate swap contracts	$75.0	$100.0	$0.3	$—	$0.4	$—
Foreign currency forward contracts	—	0.8	—	—	—	—
Total	$75.0	$100.8	$0.3	$—	$0.4	$—
14.  Commitments and Contingencies
The Company is involved from time to time in various legal proceedings and administrative actions related to the normal conduct of its business, including general liability claims, putative class action lawsuits and litigation concerning its products.
Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows, except as they relate to asbestos and New Zealand product liability claims as described in these consolidated financial statements.
New Zealand Weathertightness Claims
Since fiscal year 2002, the Company’s New Zealand subsidiaries have been joined in a number of weathertightness claims in New Zealand that relate to residential buildings (single dwellings and apartment complexes) and a small number of non-residential buildings, primarily constructed from 1998 to 2004. The claims often involve multiple parties and allege that losses were incurred due to excessive moisture penetration of the buildings’ structures. The claims typically include allegations of poor building design, inadequate certification of plans, inadequate construction review and compliance certification and deficient work by sub-contractors.
The Company recognizes a liability for asserted New Zealand weathertightness claims in the period in which the loss becomes probable and estimable. The amount of reasonably possible loss is dependent on a number of factors including, without limitation, the specific facts and circumstances unique to each claim brought against the Company’s subsidiaries, the existence of any co-defendants involved in defending the claim, the solvency of such co-defendants (including the ability of such co-defendants to remain solvent until the related claim is ultimately resolved), the availability of claimant compensation under a government compensation scheme, the amount of loss estimated to be allocable to the Company’s subsidiaries and the extent to which the co-defendants and the Company’s subsidiaries have access to third-party recoveries to cover a portion of the costs incurred in defending and resolving such actions. In addition to the above limitations, the total loss incurred is also dependent on the manner and extent to which statutory limitation periods will apply to any received claims.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Historically, the Company’s New Zealand subsidiaries have been joined to these claims as one of several co-defendants, including local government entities responsible for enforcing building codes and practices, resulting in the Company’s New Zealand subsidiaries becoming liable for only a portion of each claim. In addition, the Company’s New Zealand subsidiaries have had access to third-party recoveries to defray a portion of the costs incurred in resolving such claims. However, in 2015 the Company’s New Zealand subsidiaries were named as the sole defendants in four claims on behalf of multiple defendants, each of which allege that the New Zealand subsidiaries’ products were inherently defective. In two of these claims, three non-New Zealand Subsidiaries and the Company were named as defendants along with the two New Zealand subsidiaries and their direct New Zealand holding company.
The Company has established a provision for asserted New Zealand weathertightness claims within the current portion of Other liabilities, with a corresponding estimated receivable for third-party recoveries being recognized within Accounts and other receivables.
To the extent that it is probable and estimable, the estimated loss for these matters, net of estimated third-party recoveries, incorporates assumptions that are subject to the foregoing uncertainties and are principally derived from, but not exclusively based on, historical claims experience together with facts and circumstances unique to each claim. If the nature and extent of the resolution of claims in future periods differ from the historical claims experience, then the actual amount of loss may be materially higher or lower than estimated losses accrued at 31 March 2019.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated.
Operating Leases and Commitments
The following table summarizes contractual obligations and commitments as of 31 March 2019:

Years ending 31 March (Millions of US dollars):	2020	2021	2022	2023	2024	Thereafter	Total
Operating leases[1]	$18.4	$15.3	$11.7	$7.5	$5.1	$8.2	$66.2
Purchase commitments[2]	0.4	0.4	0.4	0.4	0.4	8.2	10.2
Capital commitments[3]	5.2	—	—	—	—	—	5.2

[1] Future lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2019. As the lessee, the Company principally enters into property, building and equipment leases.

[2] Represents unconditional purchase obligations that include agreements to purchase goods or services, primarily gypsum, that are enforceable and legally binding on us and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and approximate timing of the transaction. Purchase obligations exclude agreements that are cancellable without penalty.

[3] Represents total outstanding purchase obligations under purchase orders as of 31 March 2019 in connection with future capital expenditures in connection with our capacity expansion projects.
Rental expense amounted to US$30.7 million, US$20.6 million and US$18.4 million for the years ended 31 March 2019, 2018 and 2017, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

15.  Income Taxes
Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax expense consists of the following components:

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
Income before income taxes:
Domestic	$196.4	$155.1	$172.2
Foreign	104.2	19.2	194.8
Income before income taxes:	$300.6	$174.3	$367.0
Income tax expense:
Current:
Domestic	$(26.6)	$(14.8)	$(15.2)
Foreign	(6.5)	(69.4)	(36.0)
Current income tax expense	(33.1)	(84.2)	(51.2)
Deferred:
Domestic	(1.3)	(1.8)	(4.0)
Foreign	(37.4)	57.8	(35.3)
Deferred income tax (expense) benefit	(38.7)	56.0	(39.3)
Total income tax expense	$(71.8)	$(28.2)	$(90.5)

Income tax expense computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated at the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction.
Income tax expense is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
Income tax expense computed at the statutory tax rates	$(48.9)	$(24.6)	$(84.4)
US state income taxes, net of the federal benefit	(3.1)	(4.3)	(3.0)
Asbestos - effect of foreign exchange	14.9	(1.8)	0.8
Expenses not deductible	(4.9)	(4.7)	(2.5)
US manufacturing deduction	—	2.5	2.2
Foreign taxes on domestic income	(34.5)	(34.2)	(2.1)
Amortization of intangibles	—	12.4	2.8
Taxes on foreign income	4.5	(3.0)	(5.4)
Net deferred tax liability revaluation	0.2	27.7	—
Other items	—	1.8	1.1
Total income tax expense	$(71.8)	$(28.2)	$(90.5)
Effective tax rate	23.9%	16.2%	24.7%

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Deferred tax balances consist of the following components:

	31 March
(Millions of US dollars)	2019	2018
Deferred tax assets:
Intangible assets	$1,209.8	$—
Asbestos liability	349.3	382.9
Other provisions and accruals	55.6	37.7
Net operating loss carryforwards	69.9	25.5
Foreign and research tax credit carryforwards	115.5	126.1
Total deferred tax assets	1,800.1	572.2
Valuation allowance	(267.6)	(129.6)
Total deferred tax assets net of valuation allowance	1,532.5	442.6
Deferred tax liabilities:
Depreciable and amortizable assets	(132.2)	(81.6)
Other	(38.5)	(14.6)
Total deferred tax liabilities	(170.7)	(96.2)
Total deferred taxes, net	$1,361.8	$346.4

The Company adopted ASU No. 2016-16 starting with the fiscal year beginning 1 April 2018, and recorded an increase in gross deferred income tax assets of US$1,313.0 million, a valuation allowance of US$148.2 million and a decrease in other assets of US$4.5 million. The deferred income tax asset is a result of the internal restructuring transaction implemented during the year ended 31 March 2018 relating to the alignment of certain intangible assets with its US business and other transactions involving intangible assets undertaken in prior years. Intangible assets have an amortizable life of 15 years for US federal tax purposes. At 31 March 2019 the Company had a valuation allowance against the intangible related deferred tax asset which has an indefinite life for US income tax purposes.
Deferred income taxes include net operating loss carry-forwards. At 31 March 2019, the Company had US tax loss carry-forwards of approximately US$37.0 million, Australian tax loss carry-forwards of approximately US$23.7 million and European tax loss carry-forwards of approximately US$9.2 million that are available to offset future taxable income in the respective jurisdiction. The Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At 31 March 2019, the Company had a valuation allowance against a portion of the European tax loss carry-forwards in respect of which realization is not more likely than not. At 31 March 2019, the Company had European tax loss carry-forwards of approximately US$5.7 million which will never expire and approximately US$3.5 million which will expire in fiscal years 2020 through 2028.
The Australian tax loss carry-forwards primarily result from current and prior year tax deductions for contributions to AICF. James Hardie 117 Pty Limited, the performing subsidiary under the AFFA, is able to claim a tax deduction for its contributions to AICF over a five-year period commencing in the year the contribution is incurred. At 31 March 2019, the Company recognized a tax deduction of US$86.9 million (A$119.1 million) for the current year relating to total contributions to AICF of US$472.1 million (A$595.3 million) incurred in tax years 2015 through 2019.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

At 31 March 2019, the Company had foreign tax credit carry-forwards of US$114.6 million and research credits of US$0.9 million that are available to offset future taxes payable. At 31 March 2019, the Company had a 100% valuation allowance against the foreign tax credit carry-forwards.
In determining the need for and the amount of a valuation allowance in respect of the Company’s asbestos related deferred tax asset, management reviewed the relevant empirical evidence, including the current and past core earnings of the Australian business and forecast earnings of the Australian business considering current trends. Although realization of the deferred tax asset will occur over the life of the AFFA, which extends beyond the forecast period for the Australian business, Australia provides an unlimited carry-forward period for tax losses. Based upon managements’ review, the Company believes that it is more likely than not that the Company will realize its asbestos related deferred tax asset and that no valuation allowance is necessary as of 31 March 2019. In the future, based on review of the empirical evidence by management at that time, if management determines that realization of its asbestos related deferred tax asset is not more likely than not, the Company may need to provide a valuation allowance to reduce the carrying value of the asbestos related deferred tax asset to its realizable value.
Income taxes payable represents taxes currently payable which are computed at statutory income tax rates applicable to taxable income derived in each jurisdiction in which the Company conducts business.
At 31 March 2019, the Company had income taxes payable of US$38.6 million, after taking into account total income tax and withholding tax paid, net of refunds received, during the year ended 31 March 2019 of US$26.3 million.
Due to the size and nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.
The Company or its subsidiaries files income tax returns in various jurisdictions including Ireland, the United States, Germany, the Netherlands, Spain, Australia, New Zealand and the Philippines. The Company is no longer subject to US federal examinations by the US Internal Revenue Service (“IRS”) for tax years prior to tax year 2016 and Australian federal examinations by the Australian Taxation Office (“ATO”), for tax years prior to tax year 2015.
Taxing authorities from various jurisdictions in which the Company operates are in the process of reviewing and auditing the Company’s respective jurisdictional tax returns for various ranges of years. The Company accrues tax liabilities in connection with ongoing audits and reviews based on knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits and interest and penalties are as follows:

(Millions of US Dollars)	Unrecognized tax benefits	Interest and Penalties
Balance at 31 March 2016	$0.7	$—
Additions for tax positions of the current year	0.1	—
Reductions in tax positions of prior year	(0.1)	—
Balance at 31 March 2017	$0.7	$—
Additions for tax positions of the current year	—	—
Reductions in tax positions of prior year	—	—
Balance at 31 March 2018	$0.7	$—
Additions for tax positions of the current year	0.1	0.1
Reductions in tax positions of prior year	—	—
Reductions applicable to lapse of statute of limitations	(0.2)	—
Balance at 31 March 2019	$0.6	$0.1
At 31 March 2019, the total amount of unrecognized tax benefits and the total amount of interest and penalties accrued by the Company related to unrecognized tax benefits that, if recognized, would affect the tax expense is US$0.6 million and US$0.1 million, respectively.
The Company recognizes penalties and interest accrued related to unrecognized tax benefits in Income tax expense. During the years ended 31 March 2019, 2018 and 2017, income of US$0.1 million, nil and nil, respectively, relating to interest and penalties was recognized within income tax expense arising from movements in unrecognized tax benefits.
The liabilities associated with uncertain tax benefits are included in Other liabilities on the Company’s consolidated balance sheets.
A number of years may elapse before an uncertain tax position is audited or ultimately resolved. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognized tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

16.  Stock-Based Compensation
Total stock-based compensation expense consists of the following:

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
Liability Awards (Income) Expense	$(0.6)	$5.6	$5.4
Equity Awards Expense	12.5	11.1	9.3
Total stock-based compensation expense	$11.9	$16.7	$14.7
As of 31 March 2019, the unrecorded future stock-based compensation expense related to outstanding equity awards was US$18.3 million and will be recognized over an estimated weighted average amortization period of 2.2 years.
2001 Equity Incentive Plan
Under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”), the Company can grant equity awards in the form of nonqualified stock options, performance awards, restricted stock grants, stock appreciation rights, dividend equivalent rights, phantom stock or other stock-based benefits such as restricted stock units. The 2001 Plan was first approved by the Company’s shareholders in 2001 and was reapproved to continue until September 2021 at the 2011 Annual General Meeting. The Company is authorized to issue 45,077,100 shares under the 2001 Plan.
Under the 2001 Plan, grants have been made at fair market value to management and other employees of the Company. Each grant confers the right to subscribe for one ordinary share in the capital of JHI plc. Primarily, the grants may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year.
Restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock units, which include requirements of continued employment. At 31 March 2019, there were 910,386 restricted stock units outstanding under this plan.
Long-Term Incentive Plan 2006
At the 2006 Annual General Meeting, the Company’s shareholders approved the establishment of a Long-Term Incentive Plan 2006 (the “LTIP”) to provide incentives to certain members of senior management (“Executives”). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to executives of the Company. At the Company’s 2008 Annual General Meeting, the shareholders amended the LTIP to also allow restricted stock units to be granted under the LTIP. The LTIP was re-approved by the Company’s shareholders with certain amendments at each of the 2008, 2012, 2015 and 2018 Annual General Meetings.
As of 31 March 2019, the Company had granted 13,571,439 restricted stock units under the LTIP. These restricted stock units may not be sold, transferred, assigned, pledged or otherwise encumbered so long as such units remain restricted. The Company determines the conditions or restrictions of any restricted stock awards, which may include requirements of continued employment, individual performance or the Company’s financial performance or other criteria. Restricted stock units either vest or expire as set out in the grant documents or LTIP rules. At 31 March 2019, there were 4,261,508 restricted stock units outstanding under the LTIP.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following table summarizes the Company’s shares available for grant as options, restricted stock units or other equity instruments under the LTIP and 2001 Plan at 31 March 2019, 2018 and 2017:

Shares Available for Grant
Balance at 31 March 2017	27,238,814
Granted	(1,779,904)
Balance at 31 March 2018	25,458,910
Granted	(1,714,094)
Balance at 31 March 2019	23,744,816
Stock Options
There were no stock options granted during the years ended 31 March 2019 and 2018. The following table summarizes the Company’s stock options activity during the noted periods:

	Outstanding Options
	Number	Weighted Average Exercise Price (A$)
Balance at 31 March 2017	48,896	6.38
Exercised	(48,896)	6.38
Balance at 31 March 2018	—
Exercised	—
Balance at 31 March 2019	—

The total intrinsic value of stock options exercised was nil and A$0.8 million for the years ended 31 March 2019 and 2018, respectively.
Windfall tax benefits realized in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, nil and US$3.0 million for the years ended 31 March 2019, 2018 and 2017, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Restricted Stock Units
The Company estimates the fair value of restricted stock units on the date of grant and recognizes this estimated fair value as compensation expense over the periods in which the restricted stock vests.
The following table summarizes the Company’s restricted stock unit activity during the noted period:

	Restricted Stock Units	Weighted Average Fair Value at Grant Date (A$)
Non-vested at 31 March 2017	3,340,245	14.80
Granted	1,779,904	14.04
Vested	(615,334)	12.05
Forfeited	(367,223)	14.12
Non-vested at 31 March 2018	4,137,592	14.63
Granted	1,714,094	14.12
Vested	(745,787)	15.53
Forfeited	(844,391)	13.71
Non-vested at 31 March 2019	4,261,508	14.47
Restricted Stock Units – service vesting
During fiscal year 2019 and 2018, 617,793 and 332,262 restricted stock units (service vesting) were granted to employees under the 2001 Plan, respectively. The fair value of each restricted stock unit (service vesting) is equal to the market value of the Company’s common stock on the date of the grant, adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.
During fiscal year 2019 and 2018, 242,964 and 237,480 restricted stock units (service vesting) that were previously granted as part of the 2001 Plan became fully vested and the underlying common stock was issued, respectively.
Restricted Stock Units – performance vesting
The Company granted 357,797 and 515,249 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 17 August 2018 and 21 August 2017, respectively. The Company also granted 25,385 restricted stock units with a performance vesting condition under the LTIP to senior executives and managers of the Company on 6 September 2018. The vesting of the restricted stock units is subject to a return on capital employed (“ROCE”) performance hurdle being met and is subject to negative discretion by the Board. The Board’s discretion will reflect the Board’s judgment of the quality of the returns balanced against management’s delivery of market share growth and a scorecard of key qualitative and quantitative performance objectives. During fiscal year 2019, after exercise of negative discretion by the Board, 284,350 restricted stock units (performance vesting) that were granted on 16 September 2015 as part of the fiscal year 2016 long-term incentive award became fully vested and the underlying common stock was issued. The remaining 199,162 unvested restricted stock units from this grant were cancelled on 17 September 2018.
When the Board reviews the awards and determines whether any negative discretion should be applied at the vesting date, the award recipients may receive all, some, or none of their awards. The Board may only

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

exercise negative discretion and may not enhance the maximum award that was originally granted to the award recipient.
The fair value of each restricted stock unit (performance vesting) is adjusted for changes in JHI plc’s common stock price at each balance sheet date and for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period until the performance conditions are applied at the vesting date.
Restricted Stock Units – market condition
Under the terms of the LTIP, the Company granted 663,738 and 932,393 restricted stock units (market condition) to senior executives and managers of the Company on 17 August 2018 and 21 August 2017, respectively. The Company also granted 49,381 restricted stock units (market condition) to senior executives and managers of the Company on 6 September 2018. The vesting of these restricted stock units is subject to a market condition as outlined in the relevant notice of meeting.
The fair value of each of these restricted stock units (market condition) granted under the LTIP is estimated using a binomial lattice model that incorporates a Monte Carlo simulation (the “Monte Carlo” method). The following table includes the assumptions used for restricted stock grants (market condition) valued during the year ended 31 March 2019 and 2018, respectively:

Vesting Condition:	Market	Market	Market
	FY19	FY19	FY18
Date of grant	6 Sep 2018	17 Aug 2018	21 Aug 2017
Dividend yield (per annum)	3.0%	3.0%	3.0%
Expected volatility	26.8%	28.1%	30.1%
Risk free interest rate	2.7%	2.7%	1.5%
Expected life in years	2.9	3.0	3.3
JHX stock price at grant date (A$)	20.87	22.00	17.91
Number of restricted stock units	49,381	663,738	932,393
During fiscal year 2019, 218,473 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued. During fiscal year 2018, 156,812 restricted stock units (market condition) that were previously granted became fully vested and the underlying common stock was issued.
Scorecard LTI – cash settled units
Under the terms of the LTIP, the Company granted awards equivalent to 1,073,396 and 1,545,750 Scorecard LTI units on 17 August 2018 and 21 August 2017, respectively. The Company also granted awards equivalent to 76,155 on 6 September 2018 and 28,558 on 31 January 2019. These awards provide recipients a cash incentive based on an average 20 trading-day closing price of JHI plc’s common stock price and each executive’s scorecard rating. The vesting of awards is measured on individual performance conditions based on certain performance measures. Compensation expense recognized for awards are based on the fair market value of JHI plc’s common stock on the date of grant and recorded as a liability. The expense is recognized ratably over the vesting period and the liability is adjusted for subsequent changes in JHI plc’s common stock price at each balance sheet date adjusted for the fair value of estimated dividends as the restricted stock unit holder is not entitled to dividends over the vesting period.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

On 17 August 2018, 153,667 of the 456,995 Scorecard LTI units that were previously granted on 16 September 2015 as part of the FY2016 long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2016-18 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
On 18 September 2017, 197,800 of the 454,179 Scorecard LTI units that were previously granted on 16 September 2014 as part of the FY2015 long-term incentive award became fully vested and the balance cancelled as a result of the Board’s determination of management’s performance against the FY2015-17 Scorecard. The cash amount paid to award recipients was based on an average 20 trading-day closing price of JHI plc’s common stock price.
17.  Capital Management and Dividends
The following table summarizes the dividends paid during the fiscal years 2019, 2018 and 2017:

(Millions of US dollars)	US Cents/Security	US$ Millions Total Amount	Announcement Date	Record Date	Payment Date
FY 2019 first half dividend	0.10	43.6	8 November 2018	12 December 2018	22 February 2019
FY 2018 second half dividend	0.30	128.5	22 May 2018	7 June 2018	3 August 2018
FY 2018 first half dividend	0.10	46.2	9 November 2017	13 December 2017	23 February 2018
FY 2017 second half dividend	0.28	131.3	18 May 2017	8 June 2017	4 August 2017
FY 2017 first half dividend	0.10	46.6	17 November 2016	21 December 2016	24 February 2017
FY 2016 second half dividend	0.29	130.2	19 May 2016	9 June 2016	5 August 2016
During fiscal year 2017, the Company announced a share buyback program (the “fiscal 2017 program”) to acquire up to US$100.0 million of its issued capital in the twelve months through May 2017. Under this program, the Company repurchased and cancelled 6,090,133 shares of its common stock during the second quarter of fiscal year 2017. The aggregate cost of the shares repurchased and cancelled was A$131.4 million (US$99.8 million), at an average market price of A$21.58 (US$16.40).
Subsequent to 31 March 2019, the Company announced an ordinary dividend of US26.0 cents per security, with a record date of 6 June 2019 and a payment date of 2 August 2019.
18.  Operating Segment Information and Concentrations of Risk
During the first quarter of fiscal year 2019, the Company changed its reportable operating segments. Previously, the Company maintained four operating segments: (i) North America Fiber Cement; (ii) International Fiber Cement; (iii) Other Businesses; and (iv) Research and Development. Beginning in the first quarter of fiscal year 2019, the Company replaced the International Fiber Cement segment with two new segments: (i) Asia Pacific Fiber Cement; and (ii) Europe Building Products. There were no changes to the North America Fiber Cement; Other Businesses; and Research and Development segments. The Company has revised its historical segment information at 31 March 2018 and for the years ended 31 March 2018 and 2017 to be consistent with the current reportable segment structure. The change in reportable segments had no effect on the Company’s financial position, results of operations or cash flows for the periods presented.
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the CODM. The North America Fiber Cement segment manufactures fiber cement interior linings, exterior siding products and related accessories in the United States; these products are sold in the United States and Canada. The Asia Pacific Fiber Cement segment includes all fiber cement products manufactured in Australia, New Zealand and the Philippines, and sold in Australia, New Zealand, Asia, the Middle East and various Pacific Islands. The Europe Building Products

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

segment includes the newly acquired Fermacell business and fiber cement product manufactured in the United States that is sold in Europe. The Other Businesses segment includes certain non-fiber cement manufacturing and sales activities in North America, including fiberglass windows. The Research and Development segment represents the cost incurred by the research and development centers. General Corporate costs primarily consist of Asbestos adjustments, officer and employee compensation and related benefits, professional and legal fees, administrative costs and rental expense, net of rental income, on the Company’s corporate offices.
Operating Segments
The following is the Company’s operating segment information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
North America Fiber Cement	$1,676.9	$1,578.1	$1,493.4
Asia Pacific Fiber Cement	446.8	425.4	370.6
Europe Building Products	368.3	36.3	41.2
Other Businesses	14.6	14.7	16.4
Worldwide total	$2,506.6	$2,054.5	$1,921.6

	Income Before Income Taxes Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
North America Fiber Cement[1,10]	$382.5	$381.9	$343.9
Asia Pacific Fiber Cement[1]	99.8	108.1	93.8
Europe Building Products[1,7]	10.0	0.3	1.3
Other Businesses[10]	(30.9)	(8.6)	(6.7)
Research and Development[1]	(29.0)	(27.8)	(25.5)
Segments total	432.4	453.9	406.8
General Corporate[2,6]	(80.8)	(224.7)	(13.6)
Total operating income	351.6	229.2	393.2
Net interest expense[3]	(50.1)	(29.5)	(27.5)
Loss on early debt extinguishment	(1.0)	(26.1)	—
Other income	0.1	0.7	1.3
Worldwide total	$300.6	$174.3	$367.0

	Total Identifiable Assets 31 March
(Millions of US dollars)	2019	2018
North America Fiber Cement	$1,280.2	$1,070.7
Asia Pacific Fiber Cement	328.8	328.8
Europe Building Products	717.7	22.8
Other Businesses	10.9	30.1
Research and Development	8.1	7.5
Segments total	2,345.7	1,459.9
General Corporate [4,5]	1,686.9	891.1
Worldwide total	$4,032.6	$2,351.0

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is the Company’s geographical information:

	Net Sales to Customers Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
North America[9]	$1,691.5	$1,592.8	$1,509.9
Australia	315.1	301.1	252.5
Germany	137.1	2.1	2.7
New Zealand	79.1	76.8	73.3
Other Countries[8]	283.8	81.7	83.2
Worldwide total	$2,506.6	$2,054.5	$1,921.6

		Total Identifiable Assets 31 March
(Millions of US dollars)		2019	2018
North America[9]		$1,294.6	$1,103.6
Australia		235.4	242.6
Germany		512.3	0.5
New Zealand		39.2	34.8
Other Countries[8]		264.2	78.4
Segments total		2,345.7	1,459.9
General Corporate[4,5]		1,686.9	891.1
Worldwide total		$4,032.6	$2,351.0
____________

1	Research and development expenditures are expensed as incurred and are summarized by segment in the following table:

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
North America Fiber Cement	$6.5	$6.1	$6.2
Asia Pacific Fiber Cement	2.1	1.8	1.5
Europe Building Products	2.6	—	—
Research and Development[a]	26.7	25.4	22.6
	$37.9	$33.3	$30.3
a The Research and Development segment also included Selling, general and administrative expenses of US$2.3 million, US$2.4 million and US$2.9 million in fiscal years 2019, 2018 and 2017, respectively.

2
The principal components of General Corporate costs are officer and employee compensation and related benefits, professional and legal fees, administrative costs, and rental expense on the Company’s corporate offices. Also included in General Corporate costs are the following:

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
Asbestos adjustments	$(22.0)	$(156.4)	$40.4
AICF SG&A expenses	(1.5)	(1.9)	(1.5)
Gain on sale of Fontana building	—	3.4	—
Fermacell acquisition costs	—	10.0	—

3
The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest expense is net AICF interest (income) expense of US$(2.0) million, US$(1.9) million and US$1.1 million in fiscal years 2019, 2018 and 2017, respectively.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

4	Included in General Corporate costs are deferred tax assets for each operating segment that are not held directly accountable for deferred income taxes.

5	Asbestos-related assets at 31 March 2019 and 2018 are US$486.8 million and US$537.7 million, respectively, and are included in the General Corporate costs.

6	Included in the General Corporate costs are New Zealand weathertightness legal costs of US$3.3 million, nil and nil for the years ended 31 March 2019, 2018 and 2017, respectively.

7
Included in the Europe Building Products segment are Fermacell transaction and integration costs of US$21.8 million and the amortization of the inventory fair value adjustment of US$7.3 million for the year ended 31 March 2019. As this inventory was sold during the first quarter of fiscal year 2019, the entire adjustment was recognized into cost of goods sold during the same period.

8	Included are all other countries that account for less than 5% of net sales and total identifiable assets individually, primarily in the Philippines, Switzerland and other European countries.

9	The amounts disclosed for North America are substantially all related to the USA.

10	The following table summarizes asset impairment costs by segment:

	Years Ended 31 March
(Millions of US dollars)	2019	2018	2017
North America Fiber Cement[a]	$3.0	$—	$—
Other Businesses[b]	12.9	—	—
	$15.9	$—	$—

[a] For the year ended 31 March 2019, the Company recorded impairment charges of US$2.6 million and US$0.4 million to Property, plant and equipment, net and Intangible assets, net, respectively, related to the discontinuance of its MCT product line.

[b] For the year ended 31 March 2019, the Company recorded impairment charges of US$4.6 million, US$6.1 million and US$2.2 million to the Goodwill, Property, Plant and equipment, net and Intangible assets, net, respectively, due to the Company's decision to cease production of its fiberglass windows business in the second quarter of fiscal year 2019.

Concentrations of Risk
The distribution channels for the Company’s fiber cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company’s consolidated financial position, results of operations and cash flows.
We have one customer who contributes greater than 10% of our net sales in each of the past three fiscal years.
This customer’s accounts receivable represented 8.5% and 9.0% of the Company’s accounts receivable at 31 March 2019 and 2018, respectively. The following is net sales generated by this customer, which is from the North America Fiber Cement segment:

	Years Ended 31 March
(Millions of US dollars)	2019		2018		2017
Customer A	$260.5	10.4%	$246.9	12.0%	$226.0	10.3%
Approximately 36%, 22% and 21% of the Company’s net sales in fiscal year 2019, 2018 and 2017, respectively, were from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company’s non-US operations on translation into US dollars.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

19.  Accumulated Other Comprehensive Loss
During the year ended 31 March 2019 there were the following reclassifications out of Accumulated other comprehensive loss:

(Millions of US dollars)	Cash Flow Hedges	Foreign Currency Translation Adjustments	Total
Balance at 31 March 2018	$0.3	$(1.6)	$(1.3)
Other comprehensive loss	(0.1)	(28.9)	(29.0)
Balance at 31 March 2019	$0.2	$(30.5)	$(30.3)
20. Business Combinations
Fermacell Acquisition
On 3 April 2018, the Company completed its acquisition of the Fermacell business with Xella International S.A. for a purchase price of €516.4 million (US$635.6 million based on the exchange rate at 3 April 2018). The acquisition was pursuant to the Sales and Purchase Agreement dated 7 November 2017, and was structured as a stock purchase, resulting in 100% ownership of Fermacell. The Company financed the acquisition through a combination of cash on hand and borrowings of €400.0 million (US$492.4 million based on the exchange rate at 3 April 2018) from the Term Loan Facility. See Note 10 for more information.
Headquartered in Dusseldorf, Germany, Fermacell operates six manufacturing plants across Germany, the Netherlands and Spain, with a sales force in 13 countries and revenues generated primarily from countries in Western Europe. Fermacell is a provider of innovative building solutions, producing and distributing high quality fiber gypsum boards and cement-bonded boards, which are two complementary products in the high performance board space. Management believes this acquisition will generate significant value by providing the Company with a significant European presence and a differentiated platform to position the Company for meaningful long-term growth in Europe.
In connection with this acquisition, the Company incurred related transaction and integration costs of US$21.8 million during the year ended 31 March 2019, which have been recorded in the consolidated statements of operations and comprehensive income in Selling, general and administrative expenses.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

The following is the purchase price allocation for Fermacell:

(Millions of US dollars)
Cash and cash equivalents	$76.9
Accounts and other receivable	43.7
Inventories	39.7
Other assets	4.1
Property, plant and equipment	230.3
Intangible assets	187.0
Accounts payable	(40.5)
Other liabilities	(41.2)
Deferred tax liabilities	(84.4)
Net assets acquired	$415.6
Goodwill	220.0
Total consideration	$635.6
The purchase price allocation set forth above reflects fair value of the net assets acquired based on analysis performed by management.
The following table summarizes the estimated fair value of acquired identifiable intangible assets:

(Millions of US dollars)	Estimated remaining useful life (years)	Fair Value
Trade name	Indefinite	$126.8
Customer relationships	13	57.8
Other intangible assets	2 - 13	2.4
Total		$187.0

Intangible assets will be evaluated for impairment annually or more frequently if an event occurs or circumstances change that indicate it may be impaired, by comparing its fair value to its carrying amount to determine if a write-down to fair value is required.

Goodwill is attributable primarily to the benefits from the increased scale of the Company as a result of the Fermacell acquisition. Goodwill arising from the Fermacell acquisition is not deductible for income tax purposes.

We recorded adjustments to the preliminary purchase price allocation during the year as the Company had up to one year from the acquisition date to finalize its purchase price allocation. The Company has finalized its purchase price allocation as of 31 March 2019 and does not expect further changes. During the year ended 31 March 2019, the Company recorded net adjustments of €0.5 million related to property, plant and equipment, other liabilities and deferred taxes valuations, with a corresponding increase in goodwill.

James Hardie Industries plc
Notes to Consolidated Financial Statements (continued)

Supplemental Pro Forma Results of Operations

The following unaudited supplemental pro forma information presents the results of operations of the Company, after giving effect to the Fermacell acquisition, as if the Company had completed the Fermacell acquisition and related financing (as described in Note 10) on 1 April 2017, but using the fair values of the assets acquired and liabilities assumed as of the closing dates of the acquisition. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the Company would have been if the Fermacell acquisition and related financing had occurred on the date assumed, nor are they indicative of future results of operations.

James Hardie Industries Consolidated Pro Forma

	Years Ended 31 March
	2019	2018
(Millions of US dollars)	(Unaudited)	(Unaudited)
Net sales	$2,506.6	$2,367.0
Income before income taxes	329.7	203.6

Europe Building Products Pro Forma

	Years Ended 31 March
	2019	2018
(Millions of US dollars)	(Unaudited)	(Unaudited)
Net sales	$368.3	$348.8
Income before income taxes	39.1	29.0

The unaudited pro forma results include the depreciation and amortization of the fair value of the acquired property, plant and equipment, customer relationships and other intangible assets and interest expense on the Term Loan Facility used to acquire Fermacell. The unaudited pro forma results exclude the impact of transaction and integration costs of US$21.8 million for the year ended 31 March 2019. The unaudited pro forma results also excludes the impact of the inventory fair value adjustment of US$7.3 million for the year ended 31 March 2019.